FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 28, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of September 30, 2008 and 2007

Independent Accountants’ Review Report

MACROECONOMIC OVERVIEW – 2008 THIRD QUARTER

International Context

The worsening of the global financial crisis was the most outstanding event in terms of economic performance in 2008 third quarter. The stock exchange slump led to the insolvency of large financial institutions and forced rescues of banks, insurance companies and mortgage companies. In addition, as economic indicators in the United States and Europe weakened, governments reacted by announcing significant actions to overcome the markets’ lack of confidence. Central banks, in turn, injected liquidity and lowered their benchmark interest rates. All these actions, however, did not prove to be effective and by the end of the quarter the situation had not returned to normal, the most worrying indicator being the inflexibility of the Libor exchange rate which stood above 4%. In this context of widespread unrest and bank runs caused by the aversion to risk, the dollar became again a valuable hedge and appreciated against both the Euro and most currencies of emerging countries. As a result, the long-term interest rate implicit in ten-year US Treasury bonds yield remained below 4%.

Oil

Internacional oil prices hit a new all-time high of US$145 per barrel in June but subsequently and in line with most commodities, prices fell dramatically as a result of the global slowdown and the dollar appreciation. By the end of September, West Texas Intermediate (WTI) reference price was approximately US$100 per barrel. The average price for the quarter was slightly below US$120 per barrel, 58% higher compared to the same period of 2007 and 4% lower compared to 2008 second quarter.

The third quarter saw a marked slowdown in demand compared to previous quarters, with an increase of only 0.13 million barrels per day (+ 0.2%) compared to the same quarter of 2007. It should be noted that demand by developing countries grew, including China, the Middle East, Latin America and the rest of the Asian continent, in this order of priority. This fact offset the lower demand from developed countries (OECD), hit by a lower activity level, high prices and gradually improved energy efficiency.

The supply, in turn, strongly rose 1.86 million barrels per day (+2.2%) in 2008 third quarter compared to the same quarter of 2007. The increase, fully attributable to the OPEC (including non-conventional crude oils), more than offset the decline exhibited by non-OPEC countries, with a strong drop in North America (United States and Mexico) and the North Sea, and a minimum shrinkage in former Soviet countries.

Argentina

The Argentine economy showed a slowdown during the third quarter, in spite of an improved business climate resulting from the settlement of the conflict between the government and the farm sector after the Congress rejected the sliding-scale export tax regime put forward by the Argentine Executive Branch. As a result, industrial activities recorded a 6.1% yoy growth, but the use of installed capacity showed a significant increase of up to 79%.

During the first two months of the quarter, the exchange rate remained stable around 3 pesos per dollar. In September, the dollar showed a strong upward trend closing at 3.12 by the end of the month, in line with a marked downturn in the global economy and a greater uncertainty about the public sector financing needs for next year, especially after a direct public bond placement to Venezuela, with a yield of about 15%. The increased demand for dollars led to a loss of the Central Bank’s international reserves in the amount of US$400 million in the quarter. Interest rates also increased, though slightly (12.2% LEBAC, twelve months).

Official inflation figures published by the National Institute of Statistics and Census (INDEC) showed an accumulated 6% consumer price increase for the year. Though alternative measurements account for significantly higher increases, price rise slowed its pace during the last few months. Wages, in turn, continue showing yoy increases over 25%. In terms of fiscal accounts, the national public sector continued exhibiting surplus primary results in spite of the slowdown in tax revenue growth and the strong increase in public spending. The financial surplus amounted to P$8 billion, doubling the figures of the same quarter of previous year.

Crude oil domestic production showed a 3% drop as of August on an accumulated basis for the year, impacted by the sharp decline in May but with positive yoy variations during the last two months (July-August). The use of installed capacity in the refining industry remained over 90% during the whole period. Diesel oil demand slightly increased compared to the same period of previous year showing a recovery after the drop recorded in the previous quarter due to the strike led by the farm and transportation sectors. Gasoline demand, in turn, showed a sharp slowdown. Natural gas domestic production exhibited a decline of approximately 1.5% during the year. Gas supply was supplemented by LNG (liquefied natural gas) by means of a regasification ship from Bahia Blanca port. In addition, electricity demand increased 2% yoy.

Peru

Within a context of still-high prices for commodities, the Peruvian economy continued expanding at high growth rates to 9.5% yoy, the highest rate in the region. This great performance was attributable to the construction, trade, non-primary manufacturing and utilities (power) sectors, in this order of priority.

The external accounts showed still robust balances even though at levels below those of 2007 as a result of the upturn in imports (especially intermediate goods and capital assets) and the drop in international prices for export commodities. The Central Bank’s international reserves reached a historical record level and remained at approximately US$35 billion, offset by the entity’s foreign exchange sales policy. On the fiscal front, the annual accumulated balance continues to be positive, though with a negative performance during the quarter, a situation that has not been reported lately. The downturn in revenues (especially tax revenues) is in contrast with the upturn in current and capital spending. Primary and overall results denominated in national currency are estimated at approximately 3% and 2% of the GDP, respectively.

Ecuador

The activity level increased its growth path, encouraged by still-high crude oil prices and a higher public spending. The third quarter recorded a 7.8% (5.7% in 12 mobile months) accumulated increase. The most dynamic sectors were construction and utilities (water and power) and, to a lesser extent, public investment, trade and the farming and fishing sectors.

External accounts strongly improved on a yoy basis as a consequence of the increase in global exports, attributable to the incidence of high prices for crude oil and other commodities and exported industrialized products. Exports climbed 59% yoy in August while imports showed a 35% rise (mainly raw materials, fuels and consumer goods).

Retail prices increased an accumulated 8.7% (10% in 12 mobile months) in the third quarter, also reflecting international inflation on commodities, mainly impacting the basic basket products, increased public spending and consumption level.

On the fiscal front, tax revenues showed an accumulated 111% yoy rise as of July, as a result of the strong increase in oil revenues (506%) and income tax. However, this increase was offset by the strong rise in spending (113% in the same period). Accumulated figures show an overall surplus of approximately 0.8% of the GDP, exhibiting a significant improvement compared to 2007.

The country-risk averaged 1,000 basis points by the end of the period, hit by the global crisis.

Concerning energy, crude oil production slightly increased 0.4% yoy (an average of 507 thousand barrels per day as of August 2008).

Analysis of Consolidated Results of Operations

In accordance with the procedures set forth by Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies in which it exercises direct or indirect control and joint control. Joint control exists where shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing a company’s operating and financial policies. As of September 30, 2008, we exercise joint control in Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies in which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

In order to evaluate the business’ performance, the Company’s management separately analyzes the results and the financial position of CIESA and Distrilec, companies under joint control. Consequently, and in line with the Management’s view, the analysis below is based on the consolidated results of the Company without taking into account the effects of the proportional consolidation of the results of CIESA and Distrilec and, therefore, it is not directly comparable to the reported information in the financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended September 30, 2008 and 2007 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of CIESA and Distrilec. To this effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation in the financial statements), are shown under Equity in Earnings of Affiliates.

 (in millions of pesos)

 Net income: The net income of the period increased P$212, to P$296 million compared to P$84 million in 2007 third quarter.

Net sales: Net sales increased P$870 million to P$4,038 million from P$3,168 million in previous year. This growth mainly resulted from improved prices for oil, gas, refined products and petrochemicals. Sales for the Refining and Distribution, Petrochemicals and Oil and Gas Exploration and Production business segments increased P$537 million, P$385 million and P$61 million, respectively.

Gross profit: Gross profit for 2008 period rose P$447 million to P$1,182 million from P$735 million, mainly due to the increase in the Refining and Distribution and Petrochemicals business segments (P$258 million and P$164 million, respectively).

Administrative and selling expenses: Administrative and selling expenses rose P$96 million to P$409 million from P$313 million in the same period of previous year, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments.

Exploration expenses: See “Oil and Gas Exploration and Production”.

Other operating expenses: Other operating expenses totaled P$44 million and P$77 million in 2008 and 2007, respectively. Decreased expenses in 2008 are primarily attributable to lower losses in the Oil and Gas Exploration and Production business segment.

Operating income: Operating income increased P$402 million to P$712 million from P$310 million in 2007. Operating income for the Refining, Distribution and Petrochemicals business segments rose P$236 million and P$132 million, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$3 million to P$49 million from P$52 million in 2007, see “Analysis of equity in earnings of affiliates”.

Financial expenses and holding losses: Financial expenses and holding losses accounted for P$156 million and P$128 million losses in 2008 and 2007 quarters, respectively. Raised losses in 2008 are mainly attributable to higher exchange gains derived from the higher devaluation of the argentine peso in this period. This effect was partially offset by higher gains from the holding of stock, particularly in Petrochemicals, in line with the upward trend of international reference prices, and a decreased in interests as a consequence of a lower level of average indebtedness of the Company.

Other income (expenses), net: Other income (expenses), net recorded P$5 million in 2008 and did not recorded charges in 2007.

Income Tax: Income tax expense increased to P$223 million in 2008 quarter from P$122 million in 2007. Higher income tax expense was in line with the increase in the pre-tax income.

ANALYSIS OF OPERATING INCOME / (LOSS)

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$8 million, to P$346 million from P$354 million in 2007.

The table below shows the operating income breakdown for this business segment:

(in millions of pesos)

Net sales: Net sales increased P$61 million to P$1,190 million from P$1,129 million, basically due to a rise in oil average selling prices in operations abroad, in line with the increase in international reference prices, partially offset by a decline in oil and gas sales volumes.

Sales volumes of oil equivalent dropped 4.5% to 110,9 thousand barrels, mainly due to the decreased in sales in Ecuador, as a consequence of an increased in inventory levels during 2008 and, additionally, for the adjustment to the portfolio due to the sale of the 40% interest in Lote X, in December 2007, which interest accounted for an average of 6,300 barrels of oil equivalent per day in 2007.

Daily production volumes averaged 114 thousand barrels of oil equivalent, accounting for a 5.4% reduction mainly attributable to the sale of a 40% interest in Lote X, in Perú, and the natural decline of mature fields in Argentina, partially offset by the increase in the working interest in El Tordillo and La Tapera-Puesto Quiroga areas as from March 2008 and by the higher production in Ecuador, which during the third quarter of 2007 had not already recovered normal levels from strikes by local communities at the end of the first quarter of 2007 that prevented normal operations in the fields.

Crude oil sales rose 4.4% to P$1,041 million in 2008 from P$997 million in 2007 as a consequence of a 13.3% increase in average selling prices, mainly in Ecuador and Perú, in line with international reference prices. This was partially offset by a 7.8% decrease in sales volumes. Reduced sales volumes in 2008 quarter are primarily attributable to the sale of a 40% interest in Lote X in Perú and to the lower sells in Ecuador before mentioned.

Gas sales slightly increased 12.3% to P$137 million in 2008 from P$122 million in 2007, as a result of a 12.7% drop in selling prices, mainly in Bolivia and Perú, in line with international reference prices.

Gross profit: decreased P$58 million to P$472 from P$530 million. Gross margin declined to 39.7% in 2008 from 46.9% in 2007. This reduction in 2008 was basically attributable to: i) the agreement with Petroecuador about owed amounts due to the application of Law 42/2006, which effects accounted for P$110 million, and ii) the increase of the royalty rate in Perú as a consequence of an increase of the reference crude oil basket.

Administrative and selling expenses: decreased to P$62 million in 2008 quarter from P$78 million in 2007 quarter, mainly due to changes in the allocation of sales of crude oil produced in Argentina which, as from 2008, are recognized in the Refining and Distribution segment.

Exploration expenses: Exploration expenses totaled P$17 million and P$35 million in 2008 and 2007 quarters, respectively. In 2008, exploration expenses are mainly attributable to 3D seismic expenses in the Chirete and Hickman areas. In 2007, exploration expenses were mainly associated with 3D seismic expenses in Enarsa I and non-producing wells in Aguaragüe and Cañadón del Puma.

Other operating expenses: Other operating expenses accounted for P$47 million and P$63 million in 2008 and 2007, respectively. Expenses in both quarters are primarily attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for a P$44 million and P$45 million losses in 2008 and 2007, respectively.

Refining and Distribution

As from 2008, allocation of sales among business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

Operating income: operating income for the Refining and Distribution business unit accounted for a P$196 million gain in 2008 quarter compared to a P$40 million loss in 2007 quarter. In a context adverse for profitable downstream operations, characterized by: (i) the increase in tax withholdings on exports, upon application of Resolution No. 394/2007 issued by the Ministry of Economy and Production, and (ii) the increase in the international price for diesel oil and other components used in the formulation of fuels, the Company took several actions to restore the business unit’s results. The main actions include: (i) the recovery of domestic market prices, (ii) the purchase of diesel oil at domestic market prices, through the Total Energy Program (PET) under the terms of Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investments and Services, offsetting the negative effect of imports at international market prices, and (iii) the possibility to make up for the shortage in motor gasoline with purchases in the domestic market.

It should be noted that in a context of a significant growth in demand, the need for purchases of diesel oil, either through direct imports or the PET, derives from the obligation to comply with Resolution No. 25/2006 of the Domestic Trade Department. In this respect, during 2008 quarter, the Company bought 115 thousand cubic meters of diesel oil, 51 thousand cubic meters through direct imports and 64 thousand cubic meters through the PET. In 2007 quarter purchases amounted to 69 thousand cubic meters through direct imports.

The table below shows operating loss breakdown for the Refining and Distribution business segment:

(in millions of pesos)

Net sales: refined products sales rose P$537 million to P$2,114 million in 2008 quarter from P$1,577 million in 2007 quarter, mainly due to the partial price recovery in the Argentine domestic market and the increase in international reference prices for products aligned with that references and, to a lesser extent, the aforementioned commercialization of crude oil which accounted for additional sales of P$77 million in 2008 quarter.

In 2008, refined products sales volumes slightly increased compared to 2007, standing out an increase of sales in Argentina of 7%, giving priority to domestic market with the consequent lower availability for exports.

Accordingly, diesel oil sales volumes grew 4.6% to 485 thousand cubic meters and motor gasoline sales volumes grew 4.5% to 173 thousand cubic meters, as a consequence of the increase in domestic demand. Fuel oil e IFOs sales volumes increased 17% mainly as a result of increased domestic demand of fuel oil in order to supply power plants. Total sales volumes of other related oil products increased 8% to 327 thousand cubic meters.

Crude oil processed averaged 80.1 thousand barrels per day, similar in both quarter.

Gross profit (loss): totaled a P$320 million gain in 2008 quarter compared to a P$62 million gain in 2007 quarter.  Gross margin increased to 15% in 2008 from 4% in 2007, mainly due to a partial recovery of business margins.

Administrative and selling expenses rose to P$126 million in 2008 quarter from P$92 million in 2007 quarter, basically as a result of sales taxes increases associated to the higher selling prices and, to a lesser extent, due to higher general costs, particularly transports and payroll.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$132 million in 2008 to P$153 million from P$21million in 2007.

The table below shows operating income breakdown for the Petrochemicals business segment:

(in millions of pesos)

Net sales: Net sales increased P$385 million to P$1,144 million in 2008 quarter from P$759 million in 2007 (net of eliminations of transactions between the Argentine and Innova styrenics divisions, in the amount of P$59 million and P$56 million, respectively) mainly due to an improvement in selling prices in line with the increase in international reference prices, and an increase in sales volumes.

Total styrenics sales in Argentina increased P$98 million to P$377 million in 2008 from P$279 million in 2007, as a result of a 32.9% rise in average selling prices, in line with international reference prices. Respect to sales volumes, slightly increased 1.6%, totalizing 57 thousand tons in 2008.

Styrenics sales in Brazil rose P$124 million to P$486 million in 2008 from P$362 million in 2007, due to the combined effect of an increase in sales volumes and a 15.6% improvement in prices. Sales volumes increased 16.2%, totalizing 71.4 thousand tons in 2008, mainly due to the higher domestic demand.

Fertilizers sales increased P$166 million to P$340 million in 2008 from P$174 million in 2007 quarter, as a result of a 60% rise in selling prices, in line with international reference prices and, to a lesser extend, by a 22% increase in sales volumes, which was basically attributable to the regularization in sales when finalizing the farm protests, which modified the normal course of sales.

Gross profit: rose P$164 million to P$255 million in 2008 from P$91 million in 2007. Margin increased to 22.3% in 2008 quarter from 12% in 2007 quarter, primarily due to the improvement in selling prices.

Administrative and selling expenses: Administrative and selling expenses increased to P$125 million in 2008 quarter compared to P$87 million in 2007 quarter, mainly as a result of expenses and sales taxes increases associated to the higher sales volumes.

Other operating income: Other operating income totaled P$23 million and P$17 million in 2008 and 2007 quarters, respectively and were mainly related to the tax benefits granted under the Fundopem program in Brasil.

Gas and Energy

Operating income: Operating income for the business segment increased P$42 million to P$106 million in 2008 from P$64 million in 2007.

The table below shows operating income breakdown for this business segment:

(in millions of pesos)

- Electricity Generation

Operating income: Operating income for the Electricity Generation Operations increased P$40 million, to P$88 million from P$48 million.

Net Sales: electricity generation net sales rose P$21 million to P$176 million in 2008 from P$155 million in 2007, mainly due to a 17% increase in sales volumes.

Net sales attributable to Genelba Power Plant increased P$5 million to P$142 million in 2008 quarter from P$137 million in 2007. Average selling price was similar in both quarters, P$95.6 per MWh in 2008 and P$94.9 per MWh in 2007. Energy delivered totaled 1,483 GWh in 2008 and 1,444 GWh in 2007.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose P$16 million to P$34 million in 2008 from P$18 million in 2007, mainly due to a significant growth in energy delivered, which totaled 412 GWh in 2008 and 171 GWh in 2007, as a consequence of the regularization of electricity generation levels during 2008 quarter, which were adversely affected during 2007 quarter due to reduced water flows at the Comahue Basin.

Gross profit: Gross profit for the electricity generation business increased P$40 million to P$90 million in 2008 quarter from P$50 million in 2007 quarter.

- Hydrocarbon Marketing and Transportation

Operating (loss) income: Marketing and Transportation of Gas business operating income was similar in both periods (P$8 million in 2008 and P$9 million in 2007).

Net Sales: increased P$26 million to P$218 million in 2008 quarter from P$192 million in 2007 quarter, mainly due to an increase in revenues from gas and liquid fuels sales, partially offset by reduced gas and LPG brokerage services, which accounted for P$13 million revenues in 2008 and P$31 million in 2007.

Gas revenues rose P$33 million or 33.7%, to P$131 million in 2008 quarter from P$98 million in 2007 quarter, due to the combined effect of an increase in sales volumes and average selling prices. Sales volumes increased 16.2% to 327.1 million cubic feet per day in 2008 from 281.5 million cubic feet per day in 2007, due to increased commitment to supplying the domestic demand with gas of own production and majors purchase levels. Increased average selling prices resulted from changes in the mix of sales, with a less share of residential consumption derived from a benevolent winter period, which let increase sales to industries.

Liquid fuel sales rose P$11 million to P$74 million from P$63 million, basically due to a 21% increased in sales volumes, to 59.3 thousand tons in 2008 from 49 thousand tons in 2007, mainly due to a reduced level of processing as a result of the Argentine Government restrictions in comparative period.

Gross profit: Gross profit increased P$15 million to P$22 million in 2008 quarter from a P$7 million in 2007 quarter.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates decreased P$4 million to P$61 million from P$65 million in 2007, which included earnings of P$7 million for the Company’s interest in Petroquímica Cuyo S.A.I.C., which was sold during 2007.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2008 and 2007 quarters. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Compañía de Inversiones de Energía S.A (CIESA): Our equity in the earnings of CIESA reflected P$12 million and P$14 million losses in 2008 and 2007 quarters, respectively.

Total revenues increased 52% to P$375 million, mainly due to a significant increase in the non-regulated revenues from the NGL production and marketing segment, which was adversely affected by a reduction in sales volumes as a consequence of a reduced level of gas processing as a result of the Argentine Government restrictions aimed at supplying residential users and power plants during 2007.

The improvement before mentioned was offset by the next effects in 2008 quarter: i) the increase of withholdings on exports derived from the application of Resolution No. 394 issued by the Ministry of the Economy and Production since the last quarter of 2007, ii) devaluation of TGS and CIESA´ s debts denominated in US-dollar and iii) higher charge of income tax derived from the increase in revenues of TGS.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec did not account earnings in 2008 quarter and accounted for a P$1 million gain in comparative quarter.

Income from services increased 10.3% to P$484 million from P$439 million in 2007 due to a 9.6% rise in selling prices as a result of the average rate increase provided in the Memorandum of Agreement executed by Edesur and UNIREN, and for a new tariff agreement since July 1, 2008.

The improvement before mentioned was offset by an increase of: i) administrative and selling expenses, derived from higher charges of services provided under contract and compensations, and ii) higher charges due to the update of fines and interests derived from the terms of the Memorandum of Agreement before mentioned.

Refinería del Norte S.A. (Refinor): Our equity in the earnings of Refinor reflected P$5 million and P$15 million gains in 2008 and 2007 quarters, respectively. This decrease resulted primarily from the higher withholdings on exports as a result of the application of Resolution No. 394 before mentioned.

Summarized Balance Sheet and Income Statement Structure

The information below for the nine-month period ended September 30, 2004 and 2005 does not reflect the retroactive effects under the professional accounting standards issued by the CNV through Resolutions No. 485 and No. 487, since fiscal years initiate from January 1, 2006. The information below for the nine-month period ended September 30, 2004 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and Eg3 S.A. into Petrobras Energía S.A.

Listed Price of Company’s Shares

Statistical Data

The information below for the nine-month period ended September 30, 2004 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and Eg3 S.A. into Petrobras Energía S.A.

Outlook

Petrobras Energía will be focused on consolidating its presence in Argentina, acting as an integrated energy company, contributing to the country’s social and economic development through energy supply and encouraging the development of the communities where the Company operates.

Regarding the Oil and Gas Exploration and Production business segment, we will endeavor to increase reserves and production, mainly in Argentina and Perú, using exploration as the main vehicle for long-term growth. For this purpose, we will use Petrobras’ state-of-the art technology both in Argentine offshore studies and the exploitation of non-conventional low permeability reservoirs.

In the Refining and Distribution business we will continue to make the greatest operational efforts so that the production of our refineries can supply the domestic market demand, offering the market quality and technology products and customer service aimed at building the perception that it is the best purchase option.

In the Petrochemicals business our goal is to keep our styrene leadership in South America, taking advantage of the 2007 and 2008 investments and the synergy between the styrene plants in Argentina and Brazil.

In the Gas and Energy business we will develop diversified projects so as to provide energy solutions to our own assets and those in the market, by prioritizing synergies with the Petrobras system.

Luis Sas Director	Décio Fabrício Oddone da Costa Director

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED BALANCE SHEETS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business of the Company

2.Basis of presentation

a) Basis of consolidation

b) Foreign currency translation

c) Consideration of the effects of inflation

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

e) Financial statements used

3.Accounting standards

4.Valuation methods

a) Accounts denominated in foreign currency:

b) Inventories

c) Investments

d) Trade receivables and accounts payable

e) Financial receivables and payables

f) Other receivables and payables

g) Property, plant and equipment

h) Environmental costs

i) Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:

j) Labor costs liabilities

k) Contingencies

l) Basic/diluted earnings per share

m) Shareholders – equity accounts

n) Revenue recognition

5. Oil and gas areas and participation in joint ventures

Investment commitments

Changes in oil and gas areas and participation in joint ventures

Operations in Colombia

Operations in Ecuador

Amendment to Ecuador’s Hydrocarbons Law

Operations in Venezuela

6. Credit risk

7. Inventories

8. Investments, equity in earnings of affiliates and dividends collected

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

II. Situation of the interests in public utility companies

III  CIESA’s Master Settlement Agreement and Mutual Release Agreement

IV. Equity interest sales

9.  Financing

I. Petrobras Energía’s Global Programs of nonconvertible bonds

II. Cross default clauses

III Edesur indebtedness

IV. CIESA and TGS indebtedness

V. Detail of long-term debt

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

11. Current and deferred income tax

12. Contingencies, allowances and environmental matters

a) Environmental matters

b) Value-added tax on operations in Ecuador

c) Other issues

13 Contractual commitments, warranty bond, sureties and guarantees granted

14.Petrobras Energía’s social benefits and other payroll benefits

a. Defined contribution plan

b. Defined benefit plan

c. Stock option plan

15. Capital stock and restrictions on unappropriated retained earnings

16. Other receivables, other liabilities, other operating expenses, net and supplemental cash flow information

17. Balances and transactions with related companies

18. Business segments and geographic consolidated information

19. Controlling Group

20. Subsequent events

21. Other consolidated information

a) Property, plant and equipment as of  September 30, 2008 and December 31, 2007

b) Equity in affiliates as of  September 30, 2008 and December 31, 2007

c) Cost of sales for the nine-month periods ended September 30, 2008 and 2007

d) Foreign currency assets and liabilities as of  September 30, 2008 and December 31, 2007

e) Detail of expenses for the nine-month periods ended September 30, 2008 and 2007

f) Information about ownership in subsidiaries and affiliates as of  September 30, 2008

g) Oil and gas areas and participation in joint-ventures as of  September 30, 2008

h) Combined joint-ventures and consortium assets and liabilities as of September 30, 2008 and December 31, 2007 and results for the nine-month periods ended September 30, 2008 and 2007

PETROBRAS ENERGÍA PARTICIPACIONES, SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES, SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Stated in millions of Argentine pesos)

2008	2007
CURRENT ASSETS		
Cash	162	98
Investments (Note 8.a)	1,313	1,094
Trade receivables	2,007	1,605
Other receivables (Note 16.a)	1,279	2,659
Inventories (Note 7)	1,803	996
Other assets	14	-
Total current assets	6,578	6,452
NON-CURRENT ASSETS		
Trade receivables	193	228
Other receivables (Note 16.a)	279	657
Inventories (Note 7)	96	100
Investments (Note 8.a)	3,458	3,270
Property, plant and equipment (Note 21.a)	11,728	10,609
Other assets	40	41
Total non-current assets	15,794	14,905
Total assets	22,372	21,357
CURRENT LIABILITIES		
Accounts payable	1,861	1,829
Short-term debt (Note 9)	2,207	1,922
Payroll and social security taxes	308	261
Taxes payable	527	280
Reserves (Note 12)	122	124
Other liabilities (Note 16.b)	466	305
Total current liabilities	5,491	4,721
NON-CURRENT LIABILITIES		
Accounts payable	89	78
Long-term debt (Note 9)	4,762	5,430
Payroll and social security taxes	83	60
Taxes payable	1,436	1,428
Reserves (Note 12)	102	86
Other liabilities (Note 16.b)	271	307
Total non-current liabilities	6,743	7,389
Total liabilities	12,234	12,110
MINORITY INTEREST IN SUBSIDIARIES	2,839	2,583
SHAREHOLDERS' EQUITY	7,299	6,664
	22,372	21,357

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES, SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES, SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008, AND 2007

 (Stated in millions of Argentine pesos)

2008	2007
Cash provided by (used in) operations:		
Net income	885	367
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	340	183
Equity in earnings of affiliates	(232)	(146)
Financial income and holding gains, net	18	44
Depreciation of property, plant and equipment	886	891
Impairment of unproved oil and gas wells	7	42
Disposal of property, plant and equipment	-	14
Gain from the sale of equity interest investments	-	(67)
Allowance on cash advances to production partners in Venezuela	-	38
Income tax expense	729	332
Income tax paid	(90)	(164)
Accrued interest	322	395
Interest paid	(313)	(374)
Edesur - Memorandum of agreement	-	(85)
Other	(9)	(8)
Changes in assets and liabilities:		
Trade receivables	(378)	(140)
Other receivables	123	163
Inventories	(831)	(488)
Other assets	(11)	(23)
Accounts payable	190	114
Payroll and social security taxes	62	(25)
Taxes payable	(69)	(255)
Dividends collected (Note 8.c)	10	244
Other liabilities	115	184
Net cash provided by operations	1,754	1,236
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(2,162)	(1,459)
Sale of property, plant and equipment, interests in companies and oil and gas areas	1,335	224
Net decrease in investments other than cash and cash equivalents	34	34
Reimbursement of contributions to subsidiaries	-	(6)
Net cash used in investing activities	(793)	(1,207)
Cash provided by (used in) financing activities:		
Net decrease in short term debt	(452)	(116)
Increase in long-term debt	136	2,189
Payments of long-term debt	(19)	(2,147)
Cash dividends paid	(322)	(186)
Net cash used in financing activities	(657)	(260)
Effect of exchange rate change on cash	(6)	25
Increase (decrease) in cash	298	(206)
Cash and cash equivalents at the beginning of the year (a)	1,167	1,350
Cash and cash equivalents at the end of the period (a) (See Note 16.d)	1,465	1,144

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in millions of Argentine pesos)

1. Business of the Company

a) The Company operations

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones”, “PEPSA” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía” or “PESA”) and its subsidiaries. The Company’s principal assets is 75.8% of the equity interest of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brasil, Ecuador, Perú, Venezuela, México and Colombia.

b) Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones S.A. approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA.  The reorganization would be effective on January 1, 2009.

The exchange ratio for shares of Petrobras Energía that will be issued for each share of PEPSA under the terms of the merger is as follows: for each share of Class B common stock of PEPSA, of nominal value P$1.00, with one vote, that is held, the holder shall receive 0.359015136 shares of Class B common stock of Petrobras Energía, of nominal value P$1.00, with one vote.

As a consequence of the exchange ratio of the shares, Petrobras Energía’s capital stock will be increased in the amount of P$765,435,847, from P$1,009,618,410 to P$1,775,054,257 through the issuance of 765,435,847 common Class B shares of nominal value P$1 each and entitled to one vote per share. Due to the fact that PEPSA’ assets consist of its holding of 765,435,847 common Class B shares of nominal value P$1.00 each and entitled to one vote per share of Petrobras Energía, Petrobras Energía will become the owner of those shares upon the registration of the definitive merger agreement with the Public Registry of Commerce.  Pursuant to the Argentine Commercial Companies Law, Petrobras Energía will cancel its 765,435,847 shares by means of a capital reduction leaving the corporate capital in the final amount of P$1,009,618,410, represented by 1,009,618,410 common Class B shares of nominal value P$1.00 each and entitled to one vote per share.

Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange (in the form of ADRs), under the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.

The proposed corporate reorganization is subject to approval by the Shareholders’ Meetings of Petrobras Energía and Petrobras Energía Participaciones, competent regulatory authorities and self-regulated entities.

2. Basis of presentation

Petrobras Participaciones’ consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with those of the companies in which exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of September 30, 2008 and December 31, 2007 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

Considering that the sale of the 40% equity interest in PVIE was performed in December 2007
(Note 8.IV), the consolidated statements of income and cash flows for the nine-month period ended September 30, 2007 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.

The information about the companies in which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

b) Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at fair value are converted at the closing exchange rate.

 * Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gain (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income (loss)”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income (loss)” account (Note 4.m).

c) Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution N° 287/03 of the CPCECABA discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company's financial position.

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of September 30, 2008, 2007 and as of December 31, 2007, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy activities: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

 Publicly traded Government Securities: at market value at each balance sheet date. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.

Certificates of deposit and loans granted to partners and to affiliates in which significance influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of September 30, 2008, 2007 and as of December 31, 2007 or the best available financial information, adapted to an equal period of time.

For the determination of the Company's equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

d) Trade receivables and accounts payable:

Trade receivables and accounts payable have been recognized based on cash prices at the time of each transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.

The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at nominal value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A.’s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2007 was audited by DeGolyer and MacNaughton, international technical advisors. The technical revision covered approximately the 71% of the Company’s estimated reserves.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.

The value of property, plant and equipment does not exceed its recoverable value.

Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

i) Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at period end in Argentina, Venezuela, Brasil, Perú, Ecuador, Bolivia, Austria and España are 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax was applicable for the Company up to December 31, 2007, being a minimum tax levied on the potential income of certain productive assets at the rate of 1%. Such tax was complementary to Income Tax, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten subsequent years. The minimum presumed income tax asset has been stated at its present value.

For the operation of Pichi Picún Leufú Hydroelectric Complex, since 2002 the Company pays hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$ 45.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

j) Labor costs liabilities:

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

k) Contingencies:

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigation in which the Company is involved and movements of reserves are disclosed in Note 12.

l) Basic/diluted earnings per share:

Earnings per share for the periods ended September 30, 2008 and 2007 was calculated on the basis of shares outstanding during each period. Since the Company does not have preferred shares nor debt convertible into shares, basic and diluted earnings per share are the same.

m) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of the Company owned by Petrobras Energía, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B shares for a face value of P$1, with a cost and book value of 33 and a listed price of 29.

The “Deferred (loss) income” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

n) Revenue recognition:

Revenues from the sale of crude oil, natural gas and petroleum, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of September 30, 2008 and December 31, 2007 gas imbalance liabilities were 14 and 5, respectively, attributable to 173 and 118 million cubic meters, respectively.

Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of period end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

o) Changes in presentation criteria:

For comparative purposes, all the necessary reclassifications were made in the prior periods consolidated financial statements in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

5. Oil and gas areas and participation in joint ventures

As of September 30, 2008, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 21.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company and their subsidiaries and under joint control is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.h).

The Company and their subsidiaries and under joint control assume is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of September 30, 2008 was 39.2%.  Production of natural gas is subject to a fixed royalty of 24.5%.

In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement) produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%. As of the date of these financial statements, the final effects of the Law on the mixed companies have not been yet determined.

In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), which took effect as from May 2007, Petrobras Energía’s branch performs at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energía’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages in favor of the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. For the operation of the Palo Azul fields, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. In such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50.50% of the production. For the intermediate price ranges, an increasing scale of price is applied.  The selling price of the Palo Azul’s crude is calculated using as a reference the price of barrel of WTI after the standard market discount for the Oriente crude.  As of September 30, 2008, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 30.50% and 50.50%, respectively.

On October 31, 2008 EcuadorTLC S.A. and Petroecuador executed Amendatory Agreements to the Agreements of Block 18, which, among other things, will provide the terms and conditions for the operation of Block 18 for one year. During such period, negotiations will be conducted as to determine whether or not such agreements will be converted to a new contractual modality. Under the aforementioned agreements, the Ecuadorian State’s interest in Pata and Palo Azul fields will increase to 40% and 60%, respectively. In addition, upon execution of the beforementioned agreements the Tax Equity Act will be applicable whereunder the Ecuadorian State will receive 70% of revenues from any sales at prices over an agreed base price.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann and Río Colorado, the Company maintains investment commitments for approximately
US$ 57 million, which mainly include the execution of seismic surveys.

In Colombia Petrobras Energía has a 30% interest in the consortium Tibú, which has committed investments for US$ 20 million up to December 2009.

Changes in oil and gas areas and participation in joint ventures

In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008.

In November 2007, the Company sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction the Company recognized a gain of 62.

In December 2007, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$117.5 million, transaction that took effect as from March 2008 once all the formalities concerning regulatory matters were completed.

Operations in Colombia

Since no positive results were obtained from the exploratory activities, in the first quarter of 2008, the Tierra Negra exploratory area was returned to the National Hydrocarbon Agency of Colombia.

Operations in Ecuador

License of Block 18

On March 31, 2008, Petroecuador communicated to EcuadorTLC S.A. the initiation of an administrative procedure aimed at declaring the termination of Block 18 participation agreement. The initiation of this procedure was originally requested by the Attorney General of Ecuador, based, among others, on alleged irregularities in the assignment of 40% of its interest in Block 18 to Teikoku Oil Ecuador S.A.

On April 10, 2008, EcuadorTLC S.A. filed an answer asserting its rights, produced all the documentary evidence and requested that the procedure initiated by the Attorney General be concluded.

Despite the expiration request mentioned in section “Agreement with Teikoku Oil Co. Ltd.” of this note; the transfer of Block 18 and Palo Azul fields to Teikoku Oil Ecuador S.A. was registered on October 27, 2008.

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the environmental impact study and Management Plan for the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project of the construction phase. In addition, the Ministry of Energy and Mining approved the Block 31 development plan.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied the entrance to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. On October 22, 2007, the Ministry of the Environment issued a new environmental license.

On November 6, 2007, the Ministry of Energy and Mines approved the first amendment to the Development Plan for the Apaika-Nenke field in Block 31 in the Amazon Region of Ecuador. As of the date of issuance of these financial statements, there are certain obligations contemplated in the new environmental license the fulfillment of which is still pending.

In September 2008, Petrobras Energía Ecuador, a subsidiary of Petrobras Energía, signed a Memorandum of Understanding with the Ecuadorian government in connection with the future execution of a Termination Agreement whereby Block 31 will be returned to the Ecuadorian Government. In addition, the parties undertook to execute an agreement for the transportation by Petrobras Energía Ecuador of crude oil owned by Petroecuador using the transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados Ltd. Upon negotiation of the Termination Agreement and the Transportation Agreement, these agreements will be subject to administrative and corporate approval by all State agencies and the Board of Directors of Petrobras Energía. All rights arising from the Participation Agreement of Block 31 will remain in force until the Termination Agreement is executed and complied with.

Amendment to Ecuador’s Hydrocarbons Law

In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude's Ecuadorian oil price (Average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the liquidation month. In July 2006, the related regulating provisions of such law were published in the Official Gazette.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, which introduced changes to the Hydrocarbons Law, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law No. 42/2006 in connection with revenues from Palo Azul operating agreement in which the State’s share in extraordinary revenues resulting from any increase in crude oil prices was established.

According to Petroecuador’s interpretation, until December 2007 EcuadorTLC S.A. paid under protest the charges under Law No. 42/2006 deducting the amounts received by the State for the price increases provided in the Palo Azul field operating agreement. However, since Petroecuador subsequently considered that the abovementioned deductions were not applicable for payments made under Law No. 42/2006, on January 18, 2008 Petroecuador informed EcuadorTLC S.A. about a US$66 million debt, attributable to differences for the period from April 2006 to December 2007.

As from January 2008 EcuadorTLC S.A has neither recorded the royalties as calculated by Petroecuador under Law No. 42/2006 nor made the relevant payments.

In order to safeguard EcuadorTLC S.A.’s position, a notice was remitted to the Attorney General under the terms of the Treaty for the Reciprocal Protection of Investments signed by Ecuador and Argentina which authorizes, once the term for negotiation between the parties has elapsed, to use the arbitration means provided for the resolution of the dispute, since EcuadorTLC S.A. considers that Law No.42/2006 constitutes a violation of the guarantees contemplated in such Treaty, and it is a confiscatory law that puts at risk the investment’s economic feasibility, being the equivalent to an expropriation of interests.

On June 18, 2008, EcuadorTLC S.A. notified Petroecuador and the Ministry of Mines and Petroleum the existence of controversies under the terms of the dispute resolution clauses of the pertinent contracts, considering, among other things, that Law No.42 constitutes a violation of the provisions set forth in such contracts, since it amends them unilaterally and alters their economic balance, making them economically unfeasible. Since no answer to the notice was received, in July 2008 a notice of request for international arbitration was given to Petroecuador, Petroproducción and the Ministry of Energy and Mines.

Under the negotiations conducted with the Ecuadorian State that resulted in the execution of the beforementioned Amendatory Agreements, the parties agreed to resolve the discrepancies existing in connection with the application of Law No. 42/2006.  Under this agreement, EcuadorTLC S.A. will make a payment, without this implying the recognition of any rights by the Ecuadorian State, which will be considered a settlement of any differences arising from the application of the aforementioned law until the execution date of the Amendatory Agreements that will govern the operation of Block 18. These financial statements include a loss of 70 before minority interest in subsidiaries resulting from the beforementioned agreement.

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments, which particularly focused on the hydrocarbons industry. The Law No. 42/2006 is among them.

The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, as of December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

As of the date of these financial statements, the Company and its subsidiaries are negotiating with the Ecuadorian government their relationship under the participation agreements governing the operation referred to below. Along these lines, the aforementioned Amendatory Agreements to the agreements governing the operation of Block 18 and the Memorandum of Understanding for the future execution of a Termination Agreement for the return of Block 31 to the Ecuadorian Government were entered into in September and October 2008. Management cannot assure whether these negotiations will ultimately lead to contractual terms allowing that the financial stability of the operations in Ecuador be restored to profitability on a long-term basis.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of September 30, 2008 such rate amounted to US$ 2.075 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses net” line (Note 16.c).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the potentiality of the Company’s reserves and on its estimated graduality for its development. Considering this situation, and for the purpose of mitigating the resulting effects of such situation, the Company negotiates committed transportation capacity volumes periodically. As of September 30, 2008, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during two years starting May 2006). In addition, the Memorandum of Understanding entered into for the future return of Block 31 provides for the execution of an agreement for the assignment to Petroecuador of part of the committed transportation capacity. The impact of the net production deficit is considered for the purpose of analyzing the recoverability of the assets in Ecuador.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of September 30, 2008 the Company issued letters of credit for a total amount of about US$106 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a preliminary agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31 and Teikoku will assume the payment of 40% of the crude oil transportation agreement entered into with OCP.

On January 11, 2007 the agreement was approved by the Ecuadorian Ministry of Energy and Mines. On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador S.A., a subsidiary of Teikoku, as a party to the agreements relating to Block 18. Such incorporation registered was with the National Hydrocarbons Board (Dirección Nacional de Hidrocarburos) on October 27, 2008.

As of the date of issuance of these financial statements, the parties are negotiating the final terms and conditions of the respective interest assignment agreements.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies, in which the Venezuelan Government would hold a share of over 50% through PDVSA.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed Memoranda of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) for the purpose of migrating the operating agreements. The MOUs provided for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. The MOUs established that the migration would have economic effects as from April 1, 2006. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met, as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.

In August 2006, conversion agreements were entered into under terms and conditions consistent with those set forth in the MOUs. Subsequently, Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela, the Venezuelan Executive Branch issued the related decrees for the transfer of rights, and the shareholders made the required capital contributions. Between December 2006 and March 2007, following the transfer of the vendor agreements and the employees, among others, the transfer of operations to the mixed companies was completed and they started operating.

In accordance with the corporate and governance structure established for the mixed companies, as from April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long term investment and equity in earnings of subsidiaries, respectively.

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. Decreases in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan Government and/or a more limited approach for the development of the reserves of such companies could adversely affect the evaluation of the recoverability of the investments in the mixed companies and, consequently, the Company’s income. As a result of the changes in the foregoing variables, in the years ended December 31, 2007, 2006 and 2005, the Company recorded writedowns of 33, 186 and 424, respectively related to its assets in Venezuela.

In addition, since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit could not be anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero resulting in an impairment charge.

As of September 30, 2008 and December 31, 2007, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,750 and 2,564, respectively.

6. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

The breakdown of current and non-current inventories is as follows:

8. Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Petrobras Enegía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”) holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II. Situation of the interests in public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, TGS and its controlling company CIESA suspended the payment of their financial debts. In December 2004 the process involving restructuring of TGS’ financial debt was completed. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment or reclassifications that might result from the outcome of the uncertainties arising from such debt restructuring process.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In July 2004, the UNIREN made a proposal to TGS in order to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds.

Considering that the proposal did not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.

In June and November 2005, TGS received two new proposals from the UNIREN, which were made in conformity with the previous one and incorporated as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholder in CIESA (ENRON), which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving their claims if they were fairly compensated. During 2006, the UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals, but there was not a big progress in the pricing adjustment.

On October 9, 2008, TGS signed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of funds generated from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be applicable until the effective date of a comprehensive license renegotiation agreement to be entered into with the national government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of the issuance of these financial statements, TGS is evaluating such proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before December 31, 2008, at which date the Economic Emergency Law will expire. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the future actions.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement.

The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which would allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate  ments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec’s ability to modify its equity interest or sell its shares in Edesur. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 1, 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to the ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.

As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 237.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of the ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable to sales as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% to residential users with bimonthly consumption levels over 650 kilowatts and a 10% increase to commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

As of September 30, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 254 and 575, respectively (net of adjustments of (219) and (84) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 45 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2007 the book value of the equity interests in CIESA and in Distrilec amounted to 218 and 560, respectively (net of adjustments of (227) and (90) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 50 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of  September 30, 2008 and December 31, 2007 the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III).

The book value of these interests does not exceed their recoverable value.

III. CIESA’s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claiming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.

As a first instance, and after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock) to Enron.

In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance.

The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concluded on January 2007, and subsequently forwarded them to the Attorney General’s Office requesting that a decision be taken regarding matters under its jurisdiction and stating that from the regulatory standpoint there were no objections to authorize the transaction as requested.

Once the debt restructuring is completed (Note 9.IV), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust fund will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV. Equity interest sales

- Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other income (expenses), net”.

- Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls "the nationalization of oil and gas" of the country.

The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinación S.A.

Within this framework, on June 25, 2007, Petrobras Energía S.A. through its subsidiary Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$ 55 million, generating a gain of 44 recorded in “Other income (expenses), net”.

- Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)

In compliance with the commitment to divest Citelec assumed by Petrobras Energía S.A. upon the approval - on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50/50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.

The sale was carried out at a price of US$ 54 million and did not generate significant results.

- Yacylec S.A.

On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec S.A., which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, generating a gain included in Other income (expenses), net of 16.

- Petroquímica Cuyo S.A.I.C.

On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40.

- Petrobras de Valores Internacional de España S.L. (PVIE)

In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional – Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57. The transaction resulted in a gain of 1,014.

In January 2008, Petrobras Energia announced a discovery of gas and condensed gas at the Kinteroni prospect, which it is still in the evaluation phase. Currently, the operator is conducting reservoirs analysis and other preparation activities in order to assess the potential of the field.

Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).

9. Financing

The detail of financial debt as of September 30, 2008 and December 31, 2007, is as follows:

I. Petrobras Energía’s Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of September 30, 2008 under this program, which matured in May 4, 2008 the following classes of bonds remained outstanding:

- Class H, for a face value of US$ 181.5 million, maturing in May 2009, at a 9% annual rate.

- Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate.

- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

- Class S, for a face value of U$S 300 million, maturing in May 2017, at a 5.875% annual rate. Interest is payable semiannually and principal will be repaid in a single installment at maturity. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$2.5 billion. On August 8, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II. Cross default clauses

Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all the terms and conditions related with its financial indebtedness.

III. Edesur indebtedness

Edesur maintains a global corporate bond program for the term of five years as from October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of  September 30, 2008, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75% p.a.

Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

IV. CIESA and TGS indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Situation of the interest in public utility companies”), CIESA did not pay at maturity, in April 2002, neither the principal and the last interest installment nor its cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements were prepared using the on going concern basis of accounting and therefore such financial statements do not include any adjustment or reclassification that may derive from the solution of uncertainties resulting from its debt restructuring process.

Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million bonds under the 2007 Global Program and the prepayment of its previous debt through an offer for the purchase of bonds, redemption of bonds not subject to the purchase offer and prepayment of loans with the Inter-American Development Bank.

Bonds are due May 14, 2017 and bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four yearly, equal and consecutives installments of US$125 million each, as from May 14, 2014. In August 2008, TGS repurchased bonds equivalent to a face value of US$ 50 million.

As of  September 30, 2008, TGS’s financial debt mainly results from the issuance of bonds in the amount of US$ 450 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

V. Detail of long-term debt

Long-term debt as of  September 30, 2008 is made up as follows:

(*) Average rate.

Maturities of long-term debt as of  September 30, 2008 are as follows:

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (MEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of
FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million, of which Petrobras Energía contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional specific charge imposed to users and with contributions from the National Government.

For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

As of September 30, 2008, gas turbines of the power plants Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica José de San Martín are already fully operational. It is also expected that both powers plants will operate in combined cycles during the first semester of 2009.

Petrobras Energía, as well as the other MEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the electricity supply agreement entered into with CAMMESA and funds contributed to FONINVEMEM II will be recovered through their application to additional energy generation as it is established by Resolution N° 1,281/2006 of the Secretary of Energy under the condition of, at least, multiplying four-fold this contribution with the new investment. On April 18, 2008, the Secretary of Energy considered the project of construction of a new thermoelectric plant of 170 mega watts to be constructed next to Genelba Plant to be covered by the terms of Resolution N°1,281/2006. The Secretary of Energy instructed CAMMESA to refund Petrobras Energía the funds contributed to FONINVEMEM II in accordance with Resolution N° 564/07, whereby, as of September 30, 2008, Petrobras Energía received U$S 4,5 million.

11. Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

(1) 199 are disclosed in the non-current “Other receivables” line and 1,435 in the non-current “Taxes payable” line.

(2) 207 are disclosed in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(3) Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income) is as follows:

Tax loss carryforward may be used through the dates indicated below:

12. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

(1) Recorded in “Financial income (expenses) and holding gain (losses)”

(2) Reclassified from current to non-current

(3) The net effect was recorded in the “Income tax” caption

(4) Recorded in “Deferred income (loss)”

(5) It includes 91 recorded in “Cost of sales” as “Depreciation of property, plant and equipment” and 10 in “Deferred income (loss)”

(6) It includes 42 recorded in “Cost of sales”, 13 in “Financial income (expenses) and holding gain (losses) and 8 reclassified from non-current

(7) It includes 41 of applications and 8 reclassified to current

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. The Company’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’ business.

b) Value-added tax on operations in Ecuador

On December 12, 2006, EcuadorTLC S.A. signed with the Ecuadorian Tax Authority (SRI), the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for the quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in the Block 18. The agreement provides the basis for the refund of credits accrued. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.

Since as of the date of these consolidated financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI or by renegotiating its share in oil production, since at the time of determining the respective shares in of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of September 30, 2008 the Company recorded an allowance of 52 related to these receivables.

c) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13. Contractual commitments, warranty bond, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of September 30, 2008, and as of December 31, 2007; which are not disclosed in the remaining notes, amount to 72 and 61, respectively.

In addition, Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on accounts receivable from clients that comply with a certain credit status for a maximum amount of approximately US$38 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. as of September 30, 2008, amounts advanced totaled US$24 million.

In addition, as of December 31, 2007, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 5).

14. Petrobras Energía’s social benefits and other payroll benefits

a. Defined contribution plan

Supplementary Pension Plan

In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made to a mutual fund or AFJP by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the nine-month periods ended September 30, 2008 and 2007, Petrobras Energía recorded losses of 6 and 5, respectively, attributable to such benefits.

b. Defined benefit plan

Indemnity Plan

This is a defined benefit plan for employees who fulfill certain conditions and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they make contributions to the retirement system for their whole salary. As provided by Petrobras Energía’s bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year.

The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of September 30, 2008 and December 31, 2007 the most relevant actuarial information on the defined-benefits pension plans are as follows:

c. Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, Petrobras Energía’s Board of Directors approved the Plan for the year 2001 (“2001 Plan”) focused on senior officers of the Company.  The plan consisted in granting the right to exercise certain options to receive Petrobras Energía Participaciones S.A. shares or its cash equivalent, as described below:

i) 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

ii) 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

The term to exercise both options expired on March 5, 2007. The options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.

The cost of this plan was allocated on a proportional basis within the vesting years and adjusted in accordance with the listed price of the share. During the nine-month period ended September 30, 2007 charges to operation expenses amounted to 1.

15. Capital stock and restrictions on unappropriated retained earnings

As of  September 30, 2008 the Company’s capital stock totaled 2,132, fully subscribed, issued, paid-in, registered and authorized for public trading. The following table presents the changes in capital stock in the last three years:

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to legal provisions, 5% of the net income of the year plus or less adjustments to the prior years results should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of the capital stock.

Under Law No. 20,628 (article 69.1), any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

16. Other receivables, other liabilities, other operating expenses, net and supplemental cash flow information

(1) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

17. Balances and transactions with related companies

Outstanding balances with related parties as of  September 30, 2008 and December 31, 2007 are as follows:

Main transactions with affiliates for the nine-month periods ended September 30, 2008 and 2007 are as follows:

18. Business segments and geographic consolidated information

Petrobras Participaciones' business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 8.IV) and, as from this year, the commercialization of the oil produced in Argentina.

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brasil plants and its equity interest in Petroquímica Cuyo S.A.I.C.  (Note 8.IV).

d) Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Enecor S.A., Citelec S.A. y Yacylec S.A. (Note 8.IV).

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

As from the current fiscal year, the commercialization of products among the different business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

The following information shows total assets, net sales and operating income (expenses) by geographic area.

19. Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder of the Company. As of September 30, 2008 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’ capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

20. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of September 30, 2008, or the results of its operations for the nine-month period then ended.

21. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Cost of sales.

d) Foreign currency assets and liabilities.

e) Detail of expenses.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint-ventures.

h) Combined joint-ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of  September 30, 2008 and December 31, 2007

(Stated in millions of Argentine Pesos)

b) Equity in affiliates as of September 30, 2008 and December 31, 2007

(Stated in millions of Argentine Pesos)

c) Cost of sales for the nine-month periods ended September 30, 2008 and 2007

(Stated in millions of Argentine Pesos)

d) Foreign currency assets and liabilities as of  September 30, 2008 and December 31, 2007

(Stated in millions of Argentine Pesos)

US$

Millions of United States Dollars

BS

Millions of Bolívares

Rs

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Detail of expenses for the nine-month periods ended September 30, 2008 and 2007

(Stated in millions of Argentine Pesos)

Accounts	2007	2008			
	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	509	636	278	358	-
Other benefits to personnel	132	112	37	75	-
Taxes, charges and contributions	186	247	16	231	-
Fees and professional advisory	76	101	29	72	-
Depreciation of property, plant and equipment (Note 21.a)	891	886	802	84	-
Amortization of other assets	6	5	-	5	-
Oil and gas royalties	566	717	717	-	-
Spares and repairs	124	196	175	21	-
Geological and geophysical expenses	81	47	-	-	47
Abandoned and non-productive well write-downs	42	41	-	-	41
Transportation and freights	289	326	68	258	-
Construction contracts and other services	427	529	397	132	-
Fuel, gas, energy and other	66	55	47	8	-
Other operating costs and consumptions	186	138	79	54	5
Expense reimbursements	(45)	(31)	-	(31)	-
Total 2008		4,005	2,645	1,267	93
Total 2007	3,536		2,354	1,050	132

f) Information about ownership in subsidiaries and affiliates as of  September 30, 2008

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfaltos S.A.	-	75.82	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras Energía S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	-	75.82	Gas and Energy
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	48.94	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	-	75.82	Corporate
Atalaya Energy S.R.L.	-	75.82	Corporate
Canadian Hunter Argentina S.R.L.	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	-	45.49	Corporate
Petrobras Energía Perú S.A. (Perú)	-	45.55	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	45.49	Oil and Gas Exploration and Production
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	28.36	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Petroven-Bras S.A.	-	25.20	Oil and Gas Exploration and Production
Petrokariña S.A.	-	26.15	Oil and Gas Exploration and Production
Petrowayú S.A.	-	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	-	16.68	Oil and Gas Exploration and Production
Other subsidiaries			
Termoeléctrica José de San Martín S.A.	-	6.07	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	-	6.07	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of  September 30, 2008

NAME	LOCATION	WORKING INTEREST	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa y Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa y Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2028
Río Neuquén	Neuquén y Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén y Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2026
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2017
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2017 / 2035
Sierra Chata (5)	Neuquén	45.55%	Petrobras Energía	2023
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera - Puesto Quiroga (5)	Chubut	35.67%	Tecpetrol	2017
El Tordillo (5)	Chubut	35.67%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	2033
Gobernardor Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Río Negro	17.90%	Petrolera Entre Lomas	2013
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	22.00%	PDVSA (4)	2025
Acema	Venezuela	33.24%	PDVSA (4)	2025
La Concepción	Venezuela	36.00%	PDVSA (4)	2025
Mata	Venezuela	34.49%	PDVSA (4)	2025
Lote X	Perú	60.08%	Petrobras Energía Perú	2024
Bloque 18 (3)	Ecuador	70.00%	Ecuadortlc	2022
Bloque 31 (3)	Ecuador	100.00%	Petrobras Energía Ecuador	2024
Tibu	Colombia	30.00%	Ecopetrol	-
Exploration				
Argentina				
Glencross	Santa Cruz	87.00%	Petrobras Energía	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2008
Parva Negra (5)	Neuquén	100.00%	Petrobras Energía	(1)
Cerro Manrique (2)	Rio Negro	50.00%	Petrobras Energía	-
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Plataforma Continental Argentina	25.00%	YPF	2023
Enarsa 3 (E3)	Plataforma Continental Argentina	35.00%	Petrobras Energía	2023
Chirete	Salta	100.00%	Petrobras Energía	2012
Hickmann	Salta	50.00%	Tecpetrol	2012
Rio Colorado	Salta	30.00%	Tecpetrol	2013
Foreign				
Lote 57	Perú	27.73%	Petrobras Energía Perú	2011
Lote 58	Perú	60.08%	Petrobras Energía Perú	2012
Lote 103	Perú	18.02%	Petrobras Energía Perú	2013
Lote 110	Perú	60.08%	Petrobras Energía Perú	2013
Lote 117	Perú	60.08%	Petrobras Energía Perú	2013

(1) The granting of the concession is under progress and the term will be 25 years from such granting.

(2) The granting of the exploration concession has not been yet obtained.

(3) See Note 5 - Operations in Ecuador.

(4) See Note 5 - Operations in Venezuela.

(5) See Note 5 - Changes in Oil and gas areas and participation in joint ventures in Argentina.

h) Combined joint-ventures and consortium assets and liabilities as of September 30, 2008 and December 31, 2007 and results for the nine-month periods ended September 30, 2008 and 2007

(Stated in millions of Argentine Pesos)

PETROBRAS ENERGIA S.A.

Consolidated Financial Statements and Summary of Events

as of September 30, 2008 and 2007

Independent Accountants’ Review Report

MACROECONOMIC OVERVIEW – 2008 THIRD QUARTER

International Context

The worsening of the global financial crisis was the most outstanding event in terms of economic performance in 2008 third quarter. The stock exchange slump led to the insolvency of large financial institutions and forced rescues of banks, insurance companies and mortgage companies. In addition, as economic indicators in the United States and Europe weakened, governments reacted by announcing significant actions to overcome the markets’ lack of confidence. Central banks, in turn, injected liquidity and lowered their benchmark interest rates. All these actions, however, did not prove to be effective and by the end of the quarter the situation had not returned to normal, the most worrying indicator being the inflexibility of the Libor exchange rate which stood above 4%. In this context of widespread unrest and bank runs caused by the aversion to risk, the dollar became again a valuable hedge and appreciated against both the Euro and most currencies of emerging countries. As a result, the long-term interest rate implicit in ten-year US Treasury bonds yield remained below 4%.

Oil

Internacional oil prices hit a new all-time high of US$145 per barrel in June but subsequently and in line with most commodities, prices fell dramatically as a result of the global slowdown and the dollar appreciation. By the end of September, West Texas Intermediate (WTI) reference price was approximately US$100 per barrel. The average price for the quarter was slightly below US$120 per barrel, 58% higher compared to the same period of 2007 and 4% lower compared to 2008 second quarter.

The third quarter saw a marked slowdown in demand compared to previous quarters, with an increase of only 0.13 million barrels per day (+ 0.2%) compared to the same quarter of 2007. It should be noted that demand by developing countries grew, including China, the Middle East, Latin America and the rest of the Asian continent, in this order of priority. This fact offset the lower demand from developed countries (OECD), hit by a lower activity level, high prices and gradually improved energy efficiency.

The supply, in turn, strongly rose 1.86 million barrels per day (+2.2%) in 2008 third quarter compared to the same quarter of 2007. The increase, fully attributable to the OPEC (including non-conventional crude oils), more than offset the decline exhibited by non-OPEC countries, with a strong drop in North America (United States and Mexico) and the North Sea, and a minimum shrinkage in former Soviet countries.

Argentina

The Argentine economy showed a slowdown during the third quarter, in spite of an improved business climate resulting from the settlement of the conflict between the government and the farm sector after the Congress rejected the sliding-scale export tax regime put forward by the Argentine Executive Branch. As a result, industrial activities recorded a 6.1% yoy growth, but the use of installed capacity showed a significant increase of up to 79%.

During the first two months of the quarter, the exchange rate remained stable around 3 pesos per dollar. In September, the dollar showed a strong upward trend closing at 3.12 by the end of the month, in line with a marked downturn in the global economy and a greater uncertainty about the public sector financing needs for next year, especially after a direct public bond placement to Venezuela, with a yield of about 15%. The increased demand for dollars led to a loss of the Central Bank’s international reserves in the amount of US$400 million in the quarter. Interest rates also increased, though slightly (12.2% LEBAC, twelve months).

Official inflation figures published by the National Institute of Statistics and Census (INDEC) showed an accumulated 6% consumer price increase for the year. Though alternative measurements account for significantly higher increases, price rise slowed its pace during the last few months. Wages, in turn, continue showing yoy increases over 25%. In terms of fiscal accounts, the national public sector continued exhibiting surplus primary results in spite of the slowdown in tax revenue growth and the strong increase in public spending. The financial surplus amounted to P$8 billion, doubling the figures of the same quarter of previous year.

Crude oil domestic production showed a 3% drop as of August on an accumulated basis for the year, impacted by the sharp decline in May but with positive yoy variations during the last two months (July-August). The use of installed capacity in the refining industry remained over 90% during the whole period. Diesel oil demand slightly increased compared to the same period of previous year showing a recovery after the drop recorded in the previous quarter due to the strike led by the farm and transportation sectors. Gasoline demand, in turn, showed a sharp slowdown. Natural gas domestic production exhibited a decline of approximately 1.5% during the year. Gas supply was supplemented by LNG (liquefied natural gas) by means of a regasification ship from Bahia Blanca port. In addition, electricity demand increased 2% yoy.

Peru

Within a context of still-high prices for commodities, the Peruvian economy continued expanding at high growth rates to 9.5% yoy, the highest rate in the region. This great performance was attributable to the construction, trade, non-primary manufacturing and utilities (power) sectors, in this order of priority.

The external accounts showed still robust balances even though at levels below those of 2007 as a result of the upturn in imports (especially intermediate goods and capital assets) and the drop in international prices for export commodities. The Central Bank’s international reserves reached a historical record level and remained at approximately US$35 billion, offset by the entity’s foreign exchange sales policy. On the fiscal front, the annual accumulated balance continues to be positive, though with a negative performance during the quarter, a situation that has not been reported lately. The downturn in revenues (especially tax revenues) is in contrast with the upturn in current and capital spending. Primary and overall results denominated in national currency are estimated at approximately 3% and 2% of the GDP, respectively.

Ecuador

The activity level increased its growth path, encouraged by still-high crude oil prices and a higher public spending. The third quarter recorded a 7.8% (5.7% in 12 mobile months) accumulated increase. The most dynamic sectors were construction and utilities (water and power) and, to a lesser extent, public investment, trade and the farming and fishing sectors.

External accounts strongly improved on a yoy basis as a consequence of the increase in global exports, attributable to the incidence of high prices for crude oil and other commodities and exported industrialized products. Exports climbed 59% yoy in August while imports showed a 35% rise (mainly raw materials, fuels and consumer goods).

Retail prices increased an accumulated 8.7% (10% in 12 mobile months) in the third quarter, also reflecting international inflation on commodities, mainly impacting the basic basket products, increased public spending and consumption level.

On the fiscal front, tax revenues showed an accumulated 111% yoy rise as of July, as a result of the strong increase in oil revenues (506%) and income tax. However, this increase was offset by the strong rise in spending (113% in the same period). Accumulated figures show an overall surplus of approximately 0.8% of the GDP, exhibiting a significant improvement compared to 2007.

The country-risk averaged 1,000 basis points by the end of the period, hit by the global crisis.

Concerning energy, crude oil production slightly increased 0.4% yoy (an average of 507 thousand barrels per day as of August 2008).

Analysis of Consolidated Results of Operations

In accordance with the procedures set forth by Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies in which it exercises direct or indirect control and joint control. Joint control exists where shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing a company’s operating and financial policies. As of September 30, 2008, we exercise joint control in Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies in which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

In order to evaluate the business’ performance, the Company’s management separately analyzes the results and the financial position of CIESA and Distrilec, companies under joint control. Consequently, and in line with the Management’s view, the analysis below is based on the consolidated results of the Company without taking into account the effects of the proportional consolidation of the results of CIESA and Distrilec and, therefore, it is not directly comparable to the reported information in the financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended September 30, 2008 and 2007 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of CIESA and Distrilec. To this effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation in the financial statements), are shown under Equity in Earnings of Affiliates.

(in millions of pesos)

Net income: The net income of the period increased P$271, to P$376 million compared to P$105 million in 2007 third quarter.

Net sales: Net sales increased P$870 million to P$4,038 million from P$3,168 million in previous year. This growth mainly resulted from improved prices for oil, gas, refined products and petrochemicals. Sales for the Refining and Distribution, Petrochemicals and Oil and Gas Exploration and Production business segments increased P$537 million, P$385 million and P$61 million, respectively.

Gross profit: Gross profit for 2008 period rose P$447 million to P$1,182 million from P$735 million, mainly due to the increase in the Refining and Distribution and Petrochemicals business segments (P$258 million and P$164 million, respectively).

Administrative and selling expenses: Administrative and selling expenses rose P$96 million to P$408 million from P$312 million in the same period of previous year, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments.

Exploration expenses: See “Oil and Gas Exploration and Production”.

Other operating expenses: Other operating expenses totaled P$42 million and P$77 million in 2008 and 2007, respectively. Decreased expenses in 2008 are primarily attributable to lower losses in the Oil and Gas Exploration and Production business segment.

Operating income: Operating income increased P$404 million to P$715 million from P$311 million in 2007. Operating income for the Refining, Distribution and Petrochemicals business segments rose P$236 million and P$132 million, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$3 million to P$49 million from P$52 million in 2007, see “Analysis of equity in earnings of affiliates”.

Financial expenses and holding losses: Financial expenses and holding losses accounted for P$159 million and P$129 million losses in 2008 and 2007 quarters, respectively. Raised losses in 2008 are mainly attributable to higher exchange gains derived from the higher devaluation of the argentine peso in this period. This effect was partially offset by higher gains from the holding of stock, particularly in Petrochemicals, in line with the upward trend of international reference prices, and a decreased in interests as a consequence of a lower level of average indebtedness of the Company.

Other expenses, net: Other expenses, net recorded P$3 million and P$6 million losses in 2008 and 2007, respectively.

Income Tax: Income tax expense increased to P$223 million in 2008 quarter from P$122 million in 2007. Higher income tax expense was in line with the increase in the pre-tax income.

ANALYSIS OF OPERATING INCOME / (LOSS)

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$8 million, to P$346 million from P$354 million in 2007.

The table below shows the operating income breakdown for this business segment:

(in millions of pesos)

Net sales: Net sales increased P$61 million to P$1,190 million from P$1,129 million, basically due to a rise in oil average selling prices in operations abroad, in line with the increase in international reference prices, partially offset by a decline in oil and gas sales volumes.

Sales volumes of oil equivalent dropped 4.5% to 110,9 thousand barrels, mainly due to the decreased in sales in Ecuador, as a consequence of an increased in inventory levels during 2008 and, additionally, for the adjustment to the portfolio due to the sale of the 40% interest in Lote X, in December 2007, which interest accounted for an average of 6,300 barrels of oil equivalent per day in 2007.

Daily production volumes averaged 114 thousand barrels of oil equivalent, accounting for a 5.4% reduction mainly attributable to the sale of a 40% interest in Lote X, in Perú, and the natural decline of mature fields in Argentina, partially offset by the increase in the working interest in El Tordillo and La Tapera-Puesto Quiroga areas as from March 2008 and by the higher production in Ecuador, which during the third quarter of 2007 had not already recovered normal levels from strikes by local communities at the end of the first quarter of 2007 that prevented normal operations in the fields.

Crude oil sales rose 4.4% to P$1,041 million in 2008 from P$997 million in 2007 as a consequence of a 13.3% increase in average selling prices, mainly in Ecuador and Perú, in line with international reference prices. This was partially offset by a 7.8% decrease in sales volumes. Reduced sales volumes in 2008 quarter are primarily attributable to the sale of a 40% interest in Lote X in Perú and to the lower sells in Ecuador before mentioned.

Gas sales slightly increased 12.3% to P$137 million in 2008 from P$122 million in 2007, as a result of a 12.7% drop in selling prices, mainly in Bolivia and Perú, in line with international reference prices.

Gross profit: decreased P$58 million to P$472 from P$530 million. Gross margin declined to 39.7% in 2008 from 46.9% in 2007. This reduction in 2008 was basically attributable to: i) the agreement with Petroecuador about owed amounts due to the application of Law 42/2006, which effects accounted for P$110 million, and ii) the increase of the royalty rate in Perú as a consequence of an increase of the reference crude oil basket.

Administrative and selling expenses: decreased to P$62 million in 2008 quarter from P$78 million in 2007 quarter, mainly due to changes in the allocation of sales of crude oil produced in Argentina which, as from 2008, are recognized in the Refining and Distribution segment.

Exploration expenses: Exploration expenses totaled P$17 million and P$35 million in 2008 and 2007 quarters, respectively. In 2008, exploration expenses are mainly attributable to 3D seismic expenses in the Chirete and Hickman areas. In 2007, exploration expenses were mainly associated with 3D seismic expenses in Enarsa I and non-producing wells in Aguaragüe and Cañadón del Puma.

Other operating expenses: Other operating expenses accounted for P$47 million and P$63 million in 2008 and 2007, respectively. Expenses in both quarters are primarily attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for a P$44 million and P$45 million losses in 2008 and 2007, respectively.

Refining and Distribution

As from 2008, allocation of sales among business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

Operating income: operating income for the Refining and Distribution business unit accounted for a P$196 million gain in 2008 quarter compared to a P$40 million loss in 2007 quarter. In a context adverse for profitable downstream operations, characterized by: (i) the increase in tax withholdings on exports, upon application of Resolution No. 394/2007 issued by the Ministry of Economy and Production, and (ii) the increase in the international price for diesel oil and other components used in the formulation of fuels, the Company took several actions to restore the business unit’s results. The main actions include: (i) the recovery of domestic market prices, (ii) the purchase of diesel oil at domestic market prices, through the Total Energy Program (PET) under the terms of Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investments and Services, offsetting the negative effect of imports at international market prices, and (iii) the possibility to make up for the shortage in motor gasoline with purchases in the domestic market.

It should be noted that in a context of a significant growth in demand, the need for purchases of diesel oil, either through direct imports or the PET, derives from the obligation to comply with Resolution No. 25/2006 of the Domestic Trade Department. In this respect, during 2008 quarter, the Company bought 115 thousand cubic meters of diesel oil, 51 thousand cubic meters through direct imports and 64 thousand cubic meters through the PET. In 2007 quarter purchases amounted to 69 thousand cubic meters through direct imports.

The table below shows operating loss breakdown for the Refining and Distribution business segment:

(in millions of pesos)

Net sales: refined products sales rose P$537 million to P$2,114 million in 2008 quarter from P$1,577 million in 2007 quarter, mainly due to the partial price recovery in the Argentine domestic market and the increase in international reference prices for products aligned with that references and, to a lesser extent, the aforementioned commercialization of crude oil which accounted for additional sales of P$77 million in 2008 quarter.

In 2008, refined products sales volumes slightly increased compared to 2007, standing out an increase of sales in Argentina of 7%, giving priority to domestic market with the consequent lower availability for exports.

Accordingly, diesel oil sales volumes grew 4.6% to 485 thousand cubic meters and motor gasoline sales volumes grew 4.5% to 173 thousand cubic meters, as a consequence of the increase in domestic demand. Fuel oil e IFOs sales volumes increased 17% mainly as a result of increased domestic demand of fuel oil in order to supply power plants. Total sales volumes of other related oil products increased 8% to 327 thousand cubic meters.

Crude oil processed averaged 80.1 thousand barrels per day, similar in both quarter.

Gross profit (loss): totaled a P$320 million gain in 2008 quarter compared to a P$62 million gain in 2007 quarter.  Gross margin increased to 15% in 2008 from 4% in 2007, mainly due to a partial recovery of business margins.

Administrative and selling expenses rose to P$126 million in 2008 quarter from P$92 million in 2007 quarter, basically as a result of sales taxes increases associated to the higher selling prices and, to a lesser extent, due to higher general costs, particularly transports and payroll.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$132 million in 2008 to P$153 million from P$21million in 2007.

The table below shows operating income breakdown for the Petrochemicals business segment:

(in millions of pesos)

Net sales: Net sales increased P$385 million to P$1,144 million in 2008 quarter from P$759 million in 2007 (net of eliminations of transactions between the Argentine and Innova styrenics divisions, in the amount of P$59 million and P$56 million, respectively) mainly due to an improvement in selling prices in line with the increase in international reference prices, and an increase in sales volumes.

Total styrenics sales in Argentina increased P$98 million to P$377 million in 2008 from P$279 million in 2007, as a result of a 32.9% rise in average selling prices, in line with international reference prices. Respect to sales volumes, slightly increased 1.6%, totalizing 57 thousand tons in 2008.

Styrenics sales in Brazil rose P$124 million to P$486 million in 2008 from P$362 million in 2007, due to the combined effect of an increase in sales volumes and a 15.6% improvement in prices. Sales volumes increased 16.2%, totalizing 71.4 thousand tons in 2008, mainly due to the higher domestic demand.

Fertilizers sales increased P$166 million to P$340 million in 2008 from P$174 million in 2007 quarter, as a result of a 60% rise in selling prices, in line with international reference prices and, to a lesser extend, by a 22% increase in sales volumes, which was basically attributable to the regularization in sales when finalizing the farm protests, which modified the normal course of sales.

Gross profit: rose P$164 million to P$255 million in 2008 from P$91 million in 2007. Margin increased to 22.3% in 2008 quarter from 12% in 2007 quarter, primarily due to the improvement in selling prices.

Administrative and selling expenses: Administrative and selling expenses increased to P$125 million in 2008 quarter compared to P$87 million in 2007 quarter, mainly as a result of expenses and sales taxes increases associated to the higher sales volumes.

Other operating income: Other operating income totaled P$23 million and P$17 million in 2008 and 2007 quarters, respectively and were mainly related to the tax benefits granted under the Fundopem program in Brasil.

Gas and Energy

Operating income: Operating income for the business segment increased P$42 million to P$106 million in 2008 from P$64 million in 2007.

The table below shows operating income breakdown for this business segment:

(in millions of pesos)

- Electricity Generation

Operating income: Operating income for the Electricity Generation Operations increased P$40 million, to P$88 million from P$48 million.

Net Sales: electricity generation net sales rose P$21 million to P$176 million in 2008 from P$155 million in 2007, mainly due to a 17% increase in sales volumes.

Net sales attributable to Genelba Power Plant increased P$5 million to P$142 million in 2008 quarter from P$137 million in 2007. Average selling price was similar in both quarters, P$95.6 per MWh in 2008 and P$94.9 per MWh in 2007. Energy delivered totaled 1,483 GWh in 2008 and 1,444 GWh in 2007.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose P$16 million to P$34 million in 2008 from P$18 million in 2007, mainly due to a significant growth in energy delivered, which totaled 412 GWh in 2008 and 171 GWh in 2007, as a consequence of the regularization of electricity generation levels during 2008 quarter, which were adversely affected during 2007 quarter due to reduced water flows at the Comahue Basin.

Gross profit: Gross profit for the electricity generation business increased P$40 million to P$90 million in 2008 quarter from P$50 million in 2007 quarter.

- Hydrocarbon Marketing and Transportation

Operating (loss) income: Marketing and Transportation of Gas business operating income was similar in both periods (P$8 million in 2008 and P$9 million in 2007).

Net Sales: increased P$26 million to P$218 million in 2008 quarter from P$192 million in 2007 quarter, mainly due to an increase in revenues from gas and liquid fuels sales, partially offset by reduced gas and LPG brokerage services, which accounted for P$13 million revenues in 2008 and P$31 million in 2007.

Gas revenues rose P$33 million or 33.7%, to P$131 million in 2008 quarter from P$98 million in 2007 quarter, due to the combined effect of an increase in sales volumes and average selling prices. Sales volumes increased 16.2% to 327.1 million cubic feet per day in 2008 from 281.5 million cubic feet per day in 2007, due to increased commitment to supplying the domestic demand with gas of own production and majors purchase levels. Increased average selling prices resulted from changes in the mix of sales, with a less share of residential consumption derived from a benevolent winter period, which let increase sales to industries.

Liquid fuel sales rose P$11 million to P$74 million from P$63 million, basically due to a 21% increased in sales volumes, to 59.3 thousand tons in 2008 from 49 thousand tons in 2007, mainly due to a reduced level of processing as a result of the Argentine Government restrictions in comparative period.

Gross profit: Gross profit increased P$15 million to P$22 million in 2008 quarter from a P$7 million in 2007 quarter.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates decreased P$4 million to P$61 million from P$65 million in 2007, which included earnings of P$7 million for the Company’s interest in Petroquímica Cuyo S.A.I.C., which was sold during 2007.

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2008 and 2007 quarters. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Compañía de Inversiones de Energía S.A (CIESA): Our equity in the earnings of CIESA reflected P$12 million and P$14 million losses in 2008 and 2007 quarters, respectively.

Total revenues increased 52% to P$375 million, mainly due to a significant increase in the non-regulated revenues from the NGL production and marketing segment, which was adversely affected by a reduction in sales volumes as a consequence of a reduced level of gas processing as a result of the Argentine Government restrictions aimed at supplying residential users and power plants during 2007.

The improvement before mentioned was offset by the next effects in 2008 quarter: i) the increase of withholdings on exports derived from the application of Resolution No. 394 issued by the Ministry of the Economy and Production since the last quarter of 2007, ii) devaluation of TGS and CIESA´ s debts denominated in US-dollar and iii) higher charge of income tax derived from the increase in revenues of TGS.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec did not account earnings in 2008 quarter and accounted for a P$1 million gain in comparative quarter.

Income from services increased 10.3% to P$484 million from P$439 million in 2007 due to a 9.6% rise in selling prices as a result of the average rate increase provided in the Memorandum of Agreement executed by Edesur and UNIREN, and for a new tariff agreement since July 1, 2008.

The improvement before mentioned was offset by an increase of: i) administrative and selling expenses, derived from higher charges of services provided under contract and compensations, and ii) higher charges due to the update of fines and interests derived from the terms of the Memorandum of Agreement before mentioned.

Refinería del Norte S.A. (Refinor): Our equity in the earnings of Refinor reflected P$5 million and P$15 million gains in 2008 and 2007 quarters, respectively. This decrease resulted primarily from the higher withholdings on exports as a result of the application of Resolution No. 394 before mentioned.

Summarized Balance Sheet and Income Statement Structure

The information below for the nine-month period ended September 30, 2004 and 2005 does not reflect the retroactive effects under the professional accounting standards issued by the CNV through Resolutions No. 485 and No. 487, since fiscal years initiate from January 1, 2006. The information below for the nine-month period ended September 30, 2004 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and Eg3 S.A. into Petrobras Energía S.A.

Listed Price of Company’s Shares

Statistical Data

The information below for the nine-month period ended September 30, 2004 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and Eg3 S.A. into Petrobras Energía S.A.

Outlook

Petrobras Energía will be focused on consolidating its presence in Argentina, acting as an integrated energy company, contributing to the country’s social and economic development through energy supply and encouraging the development of the communities where the Company operates.

Regarding the Oil and Gas Exploration and Production business segment, we will endeavor to increase reserves and production, mainly in Argentina and Perú, using exploration as the main vehicle for long-term growth. For this purpose, we will use Petrobras’ state-of-the art technology both in Argentine offshore studies and the exploitation of non-conventional low permeability reservoirs.

In the Refining and Distribution business we will continue to make the greatest operational efforts so that the production of our refineries can supply the domestic market demand, offering the market quality and technology products and customer service aimed at building the perception that it is the best purchase option.

In the Petrochemicals business our goal is to keep our styrene leadership in South America, taking advantage of the 2007 and 2008 investments and the synergy between the styrene plants in Argentina and Brazil.

In the Gas and Energy business we will develop diversified projects so as to provide energy solutions to our own assets and those in the market, by prioritizing synergies with the Petrobras system.

Luis Sas Director	Décio Fabrício Oddone da Costa Director

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED BALANCE SHEETS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business of the Company

2. Basis of presentation

a) Basis of consolidation

b) Foreign currency translation

c) Consideration of the effects of inflation

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

e) Financial statements used

3. Accounting standards

4. Valuation methods

a) Accounts denominated in foreign currency

b) Trade receivables and accounts payable

c) Inventories

d) Investments

e) Financial receivables and payables

f) Other receivables and payables

g) Property, plant and equipment

h) Environmental costs

i) Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties

j) Labor costs liabilities

k) Contingencies

l) Basic/diluted earnings per share

m) Shareholders – equity accounts

n) Revenue recognition

o) Changes in presentation criteria

5. Oil and gas areas and participation in joint ventures

Investment commitments

Changes in oil and gas areas and participation in joint ventures

Operations in Colombia

Operations in Ecuador

Amendment to Ecuador’s Hydrocarbons Law

Operations in Venezuela

6.Credit risk

7.Inventories

8.Investments, equity in earnings of affiliates and dividends collected

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions

II. Situation of the interests in public utility companies

III CIESA’s Master Settlement Agreement and Mutual Release Agreement

IV. Equity interest sales

9. Financing

I. Global Programs of nonconvertible bonds

II. Cross default clauses

III Edesur indebtedness

V. Detail of long-term debt

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

11.Current and deferred income tax

12.Contingencies, allowances and environmental matters

a) Environmental matters

b) Value-added tax on operations in Ecuador

c) Other issues

13. Contractual commitments, warranty bond, sureties and guarantees granted

14. Capital stock and restrictions on unappropriated retained earnings

15.Other receivables, other liabilities, other operating expenses, net, and supplemental cash flow information

16. Social benefits and other payroll benefits

a) Defined contribution plan

b) Defined benefit plan

c) Stock option plan

17. Balances and transactions with related companies

18. Business segments and geographic consolidated information

19. Controlling Group

20. Subsequent events

21.Other consolidated information

a) Property, plant and equipment as of September 30, 2008 and December 31, 2007

b) Equity in affiliates as of September 30, 2008 and December 31, 2007

c) Cost of sales for the nine-month periods ended September 30, 2008 and 2007

d) Foreign currency assets and liabilities as of September 30, 2008 and December 31, 2007

e) Detail of expenses for the nine-month periods ended September 30, 2008 and 2007

f) Information about ownership in subsidiaries and affiliates as of September 30, 2008

g) Oil and gas areas and participation in joint-ventures as of September 30, 2008

h) Combined joint-ventures and consortium assets and liabilities as of September 30, 2008 and December 31, 2007 and results for the nine-month periods ended September 30, 2008 and 2007

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Stated in millions of Argentine pesos)

2008	2007
CURRENT ASSETS		
Cash	162	98
Investments (Note 8.a)	1.347	1.132
Trade receivables	2.007	1.605
Other receivables (Note 15.a)	1.277	2.658
Inventories (Note 7)	1.803	996
Other assets	14	-
Total current assets	6.610	6.489
NON-CURRENT ASSETS		
Trade receivables	193	228
Other receivables (Note 15.a)	279	657
Inventories (Note 7)	96	100
Investments (Note 8.a)	3.458	3.270
Property, plant and equipment (Note 21.a)	11.728	10.609
Other assets	40	41
Total non-current assets	15.794	14.905
Total assets	22.404	21.394
CURRENT LIABILITIES		
Accounts payable	1.861	1.829
Short-term debt (Note 9)	2.207	1.922
Payroll and social security taxes	308	261
Taxes payable	522	274
Reserves (Note 12)	122	124
Other liabilities (Note 15.b)	466	305
Total current liabilities	5.486	4.715
NON-CURRENT LIABILITIES		
Accounts payable	89	78
Long-term debt (Note 9)	4.762	5.430
Payroll and social security taxes	83	60
Taxes payable	1.436	1.428
Reserves (Note 12)	102	86
Other liabilities (Note 15.b)	271	307
Total non-current liabilities	6.743	7.389
Total liabilities	12.229	12.104
MINORITY INTEREST IN SUBSIDIARIES	914	860
SHAREHOLDERS' EQUITY	9.261	8.430
	22.404	21.394

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

 (Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Stated in millions of Argentine pesos)

2008	2007
Cash provided by (used in) operations:		
Net income	1,160	486
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	61	65
Equity in earnings of affiliates	(232)	(146)
Financial income and holding gains, net	18	44
Depreciation of property, plant and equipment	886	891
Impairment of unproved oil and gas wells	7	42
Disposal of property, plant and equipment	-	14
Gain from the sale of equity interest investments	-	(67)
Allowance on cash advances to production partners in Venezuela	-	38
Income tax expense	729	332
Income tax paid	(90)	(164)
Accrued interest	322	395
Interest paid	(313)	(374)
Edesur - Memorandum of agreement	-	(85)
Other	(13)	(12)
Changes in assets and liabilities:		
Trade receivables	(378)	(140)
Other receivables	124	163
Inventories	(831)	(488)
Other assets	(11)	(23)
Accounts payable	190	114
Payroll and social security taxes	62	(25)
Taxes payable	(68)	(252)
Dividends collected (Note 8.c)	10	244
Other liabilities	115	184
Net cash provided by operations	1,748	1,236
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(2,162)	(1,459)
Sale of property, plant and equipment, interests in companies and oil and gas areas	1,335	224
Net decrease in investments other than cash and cash equivalents	34	34
Reimbursement of contributions to subsidiaries	-	(6)
Net cash used in investing activities	(793)	(1,207)
Cash provided by (used in) financing activities:		
Net decrease in short term debt	(452)	(116)
Increase in long-term debt	136	2,189
Payments of long-term debt	(19)	(2,147)
Cash dividends paid	(322)	(186)
Net cash used in financing activities	(657)	(260)
Effect of exchange rate change on cash	(6)	25
Increase (decrease) in cash	292	(206)
Cash and cash equivalents at the beginning of the year (a)	1,167	1,350
Cash and cash equivalents at the end of the period (a) (See Note 15.d)	1,459	1,144

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts stated in millions of Argentine pesos)

1. Business of the Company

a. The Company operations

Petrobras Energía S.A. (hereinafter “Petrobras Energía” or “the Company”) is an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Perú, Venezuela, México and Colombia.

b. Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Energía Participaciones”, “PEPSA” or “the Company”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA.  The reorganization would be effective on January 1, 2009.

The exchange ratio for shares of Petrobras Energía that will be issued for each share of PEPSA under the terms of the merger is as follows: for each share of Class B common stock of PEPSA, of nominal value P$1.00, with one vote, that is held, the holder shall receive 0.359015136 shares of Class B common stock of Petrobras Energía, of nominal value P$1.00, with one vote.

As a consequence of the exchange ratio of the shares, Petrobras Energía’s capital stock will be increased in the amount of P$765,435,847, from P$1,009,618,410 to P$1,775,054,257 through the issuance of 765,435,847 common Class B shares of nominal value P$1 each and entitled to one vote per share. Due to the fact that PEPSA’ assets consist of its holding of 765,435,847 common Class B shares of nominal value P$1.00 each and entitled to one vote per share of Petrobras Energía, Petrobras Energía will become the owner of those shares upon the registration of the definitive merger agreement with the Public Registry of Commerce.  Pursuant to the Argentine Commercial Companies Law, Petrobras Energía will cancel its 765,435,847 shares by means of a capital reduction leaving the corporate capital in the final amount of P$1,009,618,410, represented by 1,009,618,410 common Class B shares of nominal value P$1.00 each and entitled to one vote per share.

Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange (in the form of ADRs), under the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.

The proposed corporate reorganization is subject to approval by the Shareholders’ Meetings of Petrobras Energía and Petrobras Energía Participaciones, competent regulatory authorities and self-regulated entities.

2. Basis of presentation

Petrobras Energía’s consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía has consolidated line by line its financial statements with those of the companies in which exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of
September 30, 2008 and December 31, 2007 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

Considering that the sale of the 40% equity interest in PVIE was performed in December 2007 (Note 8.IV), the consolidated statements of income and cash flows for the nine-month period ended September 30, 2007 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.

The information about the companies in which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

b) Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at fair value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gain (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income (loss)”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income (loss)” account (Note 4.m).

c) Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution N° 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches.

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of September 30, 2008, 2007 and as of December 31, 2007, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.d).

b) Trade receivables and accounts payable:

Trade receivables and accounts payable have been recognized based on cash prices at the time of each transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.

The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

c) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy activities: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

d) Investments:

Publicly traded Government Securities: at market value at each balance sheet date. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.

Certificates of deposit and loans granted to partners and to affiliates in which significance influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of September 30, 2008, 2007 and as of December 31, 2007 or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

 f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at nominal value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A. ‘s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2007 was audited by DeGolyer and MacNaughton, international technical advisors. The technical revision covered approximately the 71% of the Company’s estimated reserves.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

i) Income tax, minimum presumed income tax, withholdings on exports of hydrocarbons and hydroelectric royalties:

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at period end in Argentina, Venezuela, Brasil, Perú, Ecuador, Bolivia, Austria and España are 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax was applicable for the Company up to December 31, 2007, being a minimum tax levied on the potential income of certain productive assets at the rate of 1%. Such tax was complementary to Income Tax, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten subsequent years. The minimum presumed income tax asset has been stated at its present value.

For the operation of Pichi Picún Leufú Hydroelectric Complex, since 2002 the Company pays hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$ 32.01 and US$ 45, with a cap set at 45% when the price exceeded US$ 45.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

j) Labor costs liabilities:

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

k) Contingencies:

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigation in which the Company is involved and movements of reserves are disclosed in Note 12.

l) Basic/diluted earnings per share:

Earnings per share for the periods ended September 30, 2008 and 2007 was calculated on the basis of shares outstanding during each period. Since the Company does not have preferred shares nor debt convertible into shares, basic and diluted earnings per share are the same.

m) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of PEPSA owned by the Company, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B shares for a face value of P$1, with a cost and book value of 33 and a listed price of 29.

The “Deferred income (loss)” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

n) Revenue recognition:

Revenues from the sale of crude oil, natural gas and petroleum, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of September 30, 2008 and December 31, 2007 gas imbalance liabilities were 14 and 5, respectively, attributable to 173 and 118 million cubic meters, respectively.

Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of period end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

o) Changes in presentation criteria:

For comparative purposes, all the necessary reclassifications were made in the prior periods consolidated financial statements in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

5. Oil and gas areas and participation in joint ventures

As of September 30, 2008, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.h).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of September 30, 2008 was 39.2%. Production of natural gas is subject to a fixed royalty of 24.5%.

In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%. As of the date of these financial statements, the final effects of the Law on the mixed companies have not been yet determined.

In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), which took effect as from May 2007, Petrobras Energía’s branch performs at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages in favor of the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. For the operation of the Palo Azul fields, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. In such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50.50% of the production. For the intermediate price ranges, an increasing scale of price is applied.  The selling price of the Palo Azul’s crude is calculated using as a reference the price of barrel of WTI after the standard market discount for the Oriente crude.  As of September 30, 2008, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 30.50% and 50.50%, respectively.

On October 31, 2008 EcuadorTLC S.A. and Petroecuador executed Amendatory Agreements to the Agreements of Block 18, which, among other things, will provide the terms and conditions for the operation of Block 18 for one year. During such period, negotiations will be conducted as to determine whether or not such agreements will be converted to a new contractual modality. Under the aforementioned agreements, the Ecuadorian State’s interest in Pata and Palo Azul fields will increase to 40% and 60%, respectively. In addition, upon execution of the beforementioned agreements the Tax Equity Act will be applicable whereunder the Ecuadorian State will receive 70% of revenues from any sales at prices over an agreed base price.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann and Río Colorado, the Company maintains investment commitments for approximately US$ 57 million, which mainly include the execution of seismic surveys.

In Colombia, the Company has a 30% interest in the consortium Tibú, which has committed investments for
US$ 20 million up to December 2009.

Changes in oil and gas areas and participation in joint ventures

In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008.

In November 2007, the Company sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction the Company recognized a gain of 62.

In December 2007, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$117.5 million, transaction that took effect as from March 2008 once all the formalities concerning regulatory matters were completed.

Operations in Colombia

Since no positive results were obtained from the exploratory activities, in the first quarter of 2008, the Tierra Negra exploratory area was returned to the National Hydrocarbon Agency of Colombia.

Operations in Ecuador

License of Block 18

On March 31, 2008, Petroecuador communicated to EcuadorTLC S.A. the initiation of an administrative procedure aimed at declaring the termination of Block 18 participation agreement. The initiation of this procedure was originally requested by the Attorney General of Ecuador, based, among others, on alleged irregularities in the assignment of 40% of its interest in Block 18 to Teikoku Oil Ecuador S.A.

On April 10, 2008, EcuadorTLC S.A. filed an answer asserting its rights, produced all the documentary evidence and requested that the procedure initiated by the Attorney General be concluded.

Despite the expiration request mentioned in section “Agreement with Teikoku Oil Co. Ltd.” of this note; the transfer of Block 18 and Palo Azul fields to Teikoku Oil Ecuador S.A. was registered on October 27, 2008.

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the environmental impact study and Management Plan for the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project of the construction phase. In addition, the Ministry of Energy and Mining approved the Block 31 development plan.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied the entrance to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. On October 22, 2007, the Ministry of the Environment issued a new environmental license.

On November 6, 2007, the Ministry of Energy and Mines approved the first amendment to the Development Plan for the Apaika-Nenke field in Block 31 in the Amazon Region of Ecuador. As of the date of issuance of these financial statements, there are certain obligations contemplated in the new environmental license the fulfillment of which is still pending.

In September 2008, Petrobras Energía Ecuador, a subsidiary of Petrobras Energía, signed a Memorandum of Understanding with the Ecuadorian government in connection with the future execution of a Termination Agreement whereby Block 31 will be returned to the Ecuadorian Government. In addition, the parties undertook to execute an agreement for the transportation by Petrobras Energía Ecuador of crude oil owned by Petroecuador using the transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados Ltd. Upon negotiation of the Termination Agreement and the Transportation Agreement, these agreements will be subject to administrative and corporate approval by all State agencies and the Board of Directors of Petrobras Energía. All rights arising from the Participation Agreement of Block 31 will remain in force until the Termination Agreement is executed and complied with.

Amendment to Ecuador’s Hydrocarbons Law

In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude's Ecuadorian oil price (Average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the liquidation month. In July 2006, the related regulating provisions of such law were published in the Official Gazette.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, which introduced changes to the Hydrocarbons Law, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law No. 42/2006 in connection with revenues from Palo Azul operating agreement in which the State’s share in extraordinary revenues resulting from any increase in crude oil prices was established.

According to Petroecuador’s interpretation, until December 2007 EcuadorTLC S.A. paid under protest the charges under Law No. 42/2006 deducting the amounts received by the State for the price increases provided in the Palo Azul field operating agreement. However, since Petroecuador subsequently considered that the abovementioned deductions were not applicable for payments made under Law No. 42/2006, on January 18, 2008 Petroecuador informed EcuadorTLC S.A. about a US$66 million debt, attributable to differences for the period from April 2006 to December 2007.

As from January 2008 EcuadorTLC S.A has neither recorded the royalties as calculated by Petroecuador under Law No. 42/2006 nor made the relevant payments.

In order to safeguard EcuadorTLC S.A.’s position, a notice was remitted to the Attorney General under the terms of the Treaty for the Reciprocal Protection of Investments signed by Ecuador and Argentina which authorizes, once the term for negotiation between the parties has elapsed, to use the arbitration means provided for the resolution of the dispute, since EcuadorTLC S.A. considers that Law No.42/2006 constitutes a violation of the guarantees contemplated in such Treaty, and it is a confiscatory law that puts at risk the investment’s economic feasibility, being the equivalent to an expropriation of interests.

On June 18, 2008, EcuadorTLC S.A. notified Petroecuador and the Ministry of Mines and Petroleum the existence of controversies under the terms of the dispute resolution clauses of the pertinent contracts, considering, among other things, that Law No.42 constitutes a violation of the provisions set forth in such contracts, since it amends them unilaterally and alters their economic balance, making them economically unfeasible. Since no answer to the notice was received, in July 2008 a notice of request for international arbitration was given to Petroecuador, Petroproducción and the Ministry of Energy and Mines.

Under the negotiations conducted with the Ecuadorian State that resulted in the execution of the beforementioned Amendatory Agreements, the parties agreed to resolve the discrepancies existing in connection with the application of Law No. 42/2006.  Under this agreement, EcuadorTLC S.A. will make a payment, without this implying the recognition of any rights by the Ecuadorian State, which will be considered a settlement of any differences arising from the application of the aforementioned law until the execution date of the Amendatory Agreements that will govern the operation of Block 18. These financial statements include a loss of 70 before minority interest in subsidiaries resulting from the beforementioned agreement.

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments, which particularly focused on the hydrocarbons industry. The Law No. 42/2006 is among them.

The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, as of December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

As of the date of these financial statements, the Company and its subsidiaries are negotiating with the Ecuadorian government their relationship under the participation agreements governing the operation referred to below. Along these lines, the aforementioned Amendatory Agreements to the agreements governing the operation of Block 18 and the Memorandum of Understanding for the future execution of a Termination Agreement for the return of Block 31 to the Ecuadorian Government were entered into in September and October 2008. Management cannot assure whether these negotiations will ultimately lead to contractual terms allowing that the financial stability of the operations in Ecuador be restored to profitability on a long-term basis.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of September 30, 2008 such rate amounted to US$ 2.075 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses net” line (Note 15.c).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the potentiality of the Company’s reserves and on its estimated graduality for its development. Considering this situation, and for the purpose of mitigating the resulting effects of such situation, the Company negotiates committed transportation capacity volumes periodically. As of September 30, 2008, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during two years starting May 2006). In addition, the Memorandum of Understanding entered into for the future return of Block 31 provides for the execution of an agreement for the assignment to Petroecuador of part of the committed transportation capacity. The impact of the net production deficit is considered for the purpose of analyzing the recoverability of the assets in Ecuador.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of September 30, 2008 the Company issued letters of credit for a total amount of about US$106 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a preliminary agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31 and Teikoku will assume the payment of 40% of the crude oil transportation agreement entered into with OCP.

On January 11, 2007 the agreement was approved by the Ecuadorian Ministry of Energy and Mines. On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador S.A., a subsidiary of Teikoku, as a party to the agreements relating to Block 18. Such incorporation registered was with the National Hydrocarbons Board (Dirección Nacional de Hidrocarburos) on October 27, 2008.

As of the date of issuance of these financial statements, the parties are negotiating the final terms and conditions of the respective interest assignment agreements.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies, in which the Venezuelan Government would hold a share of over 50% through PDVSA.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed Memoranda of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) for the purpose of migrating the operating agreements. The MOUs provided for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. The MOUs established that the migration would have economic effects as from April 1, 2006. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met, as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.

In August 2006, conversion agreements were entered into under terms and conditions consistent with those set forth in the MOUs. Subsequently, Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela, the Venezuelan Executive Branch issued the related decrees for the transfer of rights, and the shareholders made the required capital contributions. Between December 2006 and March 2007, following the transfer of the vendor agreements and the employees, among others, the transfer of operations to the mixed companies was completed and they started operating.

In accordance with the corporate and governance structure established for the mixed companies, as from April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long term investment and equity in earnings of subsidiaries, respectively.

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. Decreases in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan Government and/or a more limited approach for the development of the reserves of such companies could adversely affect the evaluation of the recoverability of the investments in the mixed companies and, consequently, the Company’s income. As a result of the changes in the foregoing variables, in the years ended December 31, 2007, 2006 and 2005, the Company recorded writedowns of 33, 186 and 424, respectively related to its assets in Venezuela.

In addition, since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit could not be anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero resulting in an impairment charge.

As of September 30, 2008 and December 31, 2007, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,750 and 2,564, respectively.

6. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

The breakdown of current and non-current inventories is as follows:

8. Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Petrobras Enegía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”) holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II. Situation of the interests in public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, TGS and its controlling company CIESA suspended the payment of their financial debts. In December 2004 the process involving restructuring of TGS’ financial debt was completed. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment or reclassifications that might result from the outcome of the uncertainties arising from such debt restructuring process.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In July 2004, the UNIREN made a proposal to TGS in order to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds.

Considering that the proposal did not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.

In June and November 2005, TGS received two new proposals from the UNIREN, which were made in conformity with the previous one and incorporated as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholder in CIESA (ENRON), which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving their claims if they were fairly compensated. During 2006, the UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals, but there was not a big progress in the pricing adjustment.

On October 9, 2008, TGS signed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of funds generated from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be applicable until the effective date of a comprehensive license renegotiation agreement to be entered into with the national government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase), aimed at renegotiating the license terms and starting an overall tariff review process. As of the date of the issuance of these financial statements, TGS is evaluating such proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before December 31, 2008, at which date the Economic Emergency Law will expire. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the future actions.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement.

The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which would allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec’s ability to modify its equity interest or sell its shares in Edesur. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 1, 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to the ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.

As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 237.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of the ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable to sales as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% to residential users with bimonthly consumption levels over 650 kilowatts and a 10% increase to commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

As of September 30, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 254 and 575, respectively (net of adjustments of (219) and (84) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 45 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2007 the book value of the equity interests in CIESA and in Distrilec amounted to 218 and 560, respectively (net of adjustments of (227) and (90) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 50 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of September 30, 2008 and December 31, 2007, the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III).

The book value of these interests does not exceed their recoverable value.

III. CIESA’s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claiming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.

As a first instance, and after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock) to Enron.

In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance.

The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concluded on January 2007, and subsequently forwarded them to the Attorney General’s Office requesting that a decision be taken regarding matters under its jurisdiction and stating that from the regulatory standpoint there were no objections to authorize the transaction as requested.

Once the debt restructuring is completed (Note 9.IV), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust fund will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV. Equity interest sales

- Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other income (expenses), net”.

- Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls "the nationalization of oil and gas" of the country.

The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinación S.A.

Within this framework, on June 25, 2007, Petrobras Energía S.A. through its subsidiary Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$ 55 million, generating a gain of 44 recorded in “Other income (expenses), net”.

- Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)

In compliance with the commitment to divest Citelec assumed by Petrobras Energía upon the approval - on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50/50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.

The sale was carried out at a price of US$ 54 million and did not generate significant results.

- Yacylec S.A.(Yacylec)

On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec, which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, generating a gain included in Other income (expenses), net of 16.

- Petroquímica Cuyo S.A.I.C.

On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40.

- Petrobras de Valores Internacional de España S.L (PVIE)

In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional – Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57. The transaction resulted in a gain of 1,014.

In January 2008, Petrobras Energia announced a discovery of gas and condensed gas at the Kinteroni prospect, which it is still in the evaluation phase. Currently, the operator is conducting reservoirs analysis and other preparation activities in order to assess the potential of the field.

Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).

9. Financing

The detail of financial debt as of September 30, 2008 and December 31, 2007, is as follows:

I. Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of September 30, 2008 under this program, which matured in May 4, 2008 the following classes of bonds remained outstanding:

* Class H, for a face value of US$ 181.5 million, maturing in May 2009, at a 9% annual rate.

* Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate.

* Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

* Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

* Class S, for a face value of U$S 300 million, maturing in May 2017, at a 5.875% annual rate. Interest is payable semiannually and principal will be repaid in a single installment at maturity. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$2.5 billion. On August 8, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II. Cross default clauses

Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

III.Edesur indebtedness

Edesur maintains a global corporate bond program for the term of five years as from October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of September 30, 2008, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75% p.a.

Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

IV .CIESA and TGS indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Situation of the interest in public utility companies”), CIESA did not pay at maturity, in April 2002, neither the principal and the last interest installment nor its cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements were prepared using the on going concern basis of accounting and therefore such financial statements do not include any adjustment or reclassification that may derive from the solution of uncertainties resulting from its debt restructuring process.

Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million bonds under the 2007 Global Program, and the prepayment of its previous debt through an offer for the purchase of bonds, redemption of bonds not subject to the purchase offer and prepayment of loans with the Inter-American Development Bank.

Bonds are due May 14, 2017 and bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four yearly, equal and consecutives installments of US$125 million each, as from May 14, 2014. In August 2008, TGS repurchased bonds equivalent to a face value of US$ 50 million.

As of September 30, 2008, TGS’s financial debt mainly results from the issuance of bonds in the amount of US$450 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

V. Detail of long-term debt

Long-term debt as of September 30, 2008 is made up as follows:

(*) Average rate.

Maturities of long-term debt as of September 30, 2008, are as follows:

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (MEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million, of which Petrobras Energía contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional specific charge imposed to users and with contributions from the National Government.

For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

As of September 30, 2008, gas turbines of the power plants Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica José de San Martín are already fully operational. It is also expected that both powers plants will operate in combined cycles during the first semester of 2009.

Petrobras Energía, as well as the other MEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the electricity supply agreement entered into with CAMMESA and funds contributed to FONINVEMEM II will be recovered through their application to additional energy generation as it is established by Resolution N° 1,281/2006 of the Secretary of Energy under the condition of, at least, multiplying four-fold this contribution with the new investment. On April 18, 2008, the Secretary of Energy considered the project of construction of a new thermoelectric plant of 170 mega watts to be constructed next to Genelba Plant to be covered by the terms of Resolution N° 1,281/2006. The Secretary of Energy instructed CAMMESA to refund Petrobras Energía the funds contributed to FONINVEMEM II in accordance with Resolution N° 564/07, whereby, as of September 30, 2008, Petrobras Energía received U$S 4,5 million.

11. Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

(1) 199 are disclosed in the non-current “Other receivables” line and 1,435 in the non-current “Taxes payable” line.

(2) 207 are disclosed in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(3) Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income) is as follows:

Tax loss carryforward may be used through the dates indicated below:

12. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

(1) Recorded in “Financial income (expenses) and holding gain (losses)”

(2) Reclassified from current to non-current

(3) The net effect was recorded in the “Income tax” caption

(4) Recorded in “Deferred income (loss)”

(5) It includes 91 recorded in “Cost of sales” as “Depreciation of property, plant and equipment” and 10 in “Deferred income (loss)”

(6) It includes 42 recorded in “Cost of sales”, 13 in “Financial income (expenses) and holding gain (losses) and 8 reclassified from non-current

(7) It includes 41 of applications and 8 reclassified to current

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Energía undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business.

b) Value-added tax on operations in Ecuador

On December 12, 2006, EcuadorTLC S.A. signed with the Ecuadorian Tax Authority (SRI), the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for the quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in the Block 18. The agreement provides the basis for the refund of credits accrued. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.

Since as of the date of these consolidated financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI or by renegotiating its share in oil production, since at the time of determining the respective shares in of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of September 30, 2008 the Company recorded an allowance of 52 related to these receivables.

c) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13. Contractual commitments, warranty bond, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of September 30, 2008 and as of December 31, 2007, which are not disclosed in the remaining notes, amount to 72 and 61, respectively.

In addition, Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on account receivable from clients that comply with a certain credit status for a maximum amount of approximately US$38 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. as of September 30, 2008, amounts advanced totaled US$24 million.

In addition, as of December 31, 2007, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 5).

14. Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2008, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading.

Changes in capital stock in the last three years:

Pursuant to a resolution adopted by Class A and B Shareholders at the Special Meetings held on March 28, 2008, “Class A” shares were converted into “Class B” shares. Consequently, as from that date, the Company’s capital stock is represented only by Class B shares. As of the date of issuance of these financial statements, the registration proceeding is being completed.

According to legal provisions, 5% of the net income of the year plus or less adjustments to the prior years results should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of the capital stock.

Under Law No. 20,628 (article 69.1), any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

15. Other receivables, other liabilities, other operating expenses, net, and supplemental cash flow information

(1) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

(2) See Note 8.II “Situation of the interest in public utility companies”

16. Social benefits and other payroll benefits

a) Defined contribution plan

Supplementary Pension Plan

In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made to a mutual fund or AFJP by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the nine-month periods ended September 30, 2008 and 2007, Petrobras Energía recorded losses of 6 and 5, respectively, attributable to such benefits.

b) Defined benefit plan

Indemnity Plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they make contributions to the retirement system for their whole salary. As provided by Petrobras Energía’s bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year.

The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of September 30, 2008 and December 31, 2007 the most relevant actuarial information on the defined-benefits pension plans are as follows:

c) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, Petrobras Energía’s Board of Directors approved the Plan for the year 2001 (“2001 Plan”) focused on senior officers of the Company.  The plan consisted in granting the right to exercise certain options to receive Petrobras Energía Participaciones S.A. shares or its cash equivalent, as described below:

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

The term to exercise both options expired on March 5, 2007. The options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.

The cost of this plan was allocated on a proportional basis within the vesting years and adjusted in accordance with the listed price of the share. During the nine-month period ended September 30, 2007 charges to operating expenses amounted to 1.

17. Balances and transactions with related companies

Outstanding balances with related parties as of September 30, 2008 and December 31, 2007 are as follows:

Main transactions with affiliates for the nine-month periods ended September 30, 2008 and 2007 are as follows:

18. Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 8.IV) and, as from this year, the commercialization of the oil produced in Argentina.

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brasil plants and its equity interest in Petroquímica Cuyo S.A.I.C. (Note 8.IV).

d) Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Enecor S.A., Citelec S.A. y Yacylec S.A. (Note 8.IV).

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

As from the current fiscal year, the commercialization of products among the different business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

Consolidated Statement of Income	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
	For the nine-month period ended September 30,2008					
Net sales						
To third parties	1,861	5,144	2,579	2,098	-	11,682
Inter-segment	1,773	191	42	110	(2,116)	-
	3,634	5,335	2,621	2,208	(2,116)	11,682
Cost of sales	(1,765)	(4,986)	(2,062)	(1,562)	2,147	(8,228)
Gross profit	1,869	349	559	646	31	3,454
Administrative and selling expenses	(197)	(348)	(318)	(197)	(205)	(1,265)
Exploration expenses	(93)	-	-	-	-	(93)
Other operating (expenses) income, net	(144)	6	69	18	(92)	(143)
Operating income (loss)	1,435	7	310	467	(266)	1,953
Equity in earnings of affiliates	231	1	-	-	-	232
Other	(414)	(14)	28	(192)	(433)	(1,025)
Net income (loss)	1,252	(6)	338	275	(699)	1,160

Consolidated Statement of Income	For the nine-month period ended September 30,2007					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Net sales						
To third parties	1,646	3,976	2,013	1,883	-	9,518
Inter-segment	1,619	220	29	111	(1,979)	-
	3,265	4,196	2,042	1,994	(1,979)	9,518
Cost of sales	(1,694)	(4,147)	(1,781)	(1,471)	1,979	(7,114)
Gross profit (loss)	1,571	49	261	523	-	2,404
Administrative and selling expenses	(231)	(270)	(247)	(150)	(150)	(1,048)
Exploration expenses	(132)	-	-	-	-	(132)
Other operating (expenses) income, net	(180)	(19)	49	117	(75)	(108)
Operating income (loss)	1,028	(240)	63	490	(225)	1,116
Equity in earnings of affiliates	66	59	21	-	-	146
Other	(391)	6	50	(282)	(159)	(776)
Net income (loss)	703	(175)	134	208	(384)	486

The following information shows total assets, net sales and operating income (expenses) by geographic area.

19. Controlling Group

Petrobras Energía Participaciones S.A. is the parent company of Petrobras Energía S.A., with an ownership interest of 75.82%. Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), through Petrobras Participaciones S.L., a wholly owned subsidiary, is the controlling shareholder of Petrobras Energía Participaciones S.A., with an ownership interest of 58.6%.

Additionally, Petrobras Participaciones S.L. owns 22.8% of Petrobras Energía’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

20. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of September 30, 2008, or the results of its operations for the nine-month period then ended.

21. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates.

c) Cost of sales.

d) Foreign currency assets and liabilities.

e) Detail of expenses.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint-ventures.

h) Combined joint-ventures and consortium assets, liabilities and results.

a) Property, plant and equipment as of September 30, 2008 and December 31, 2007

(Stated in millions of Argentine Pesos)

b) Equity in affiliates as of September 30, 2008 and December 31, 2007

(Stated in millions of Argentine Pesos)

c) Cost of sales for the nine-month periods ended September 30, 2008 and 2007

(Stated in millions of Argentine Pesos)

d) Foreign currency assets and liabilities as of September 30, 2008 and December 31, 2007

(Stated in millions of Argentine Pesos)

US$

Millions of United States Dollars

BS

Millions of Bolívares

Rs

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Detail of expenses for the nine-month periods ended September 30, 2008 and 2007

 (Stated in millions of Argentine Pesos)

Accounts	2007 Total	2008 Total	2008 Costs	2008 Administrative and selling expenses	2008 Exploration expenses
Salaries and wages	509	636	278	358	-
Other benefits to personnel	132	112	37	75	-
Taxes, charges and contributions	186	247	16	231	-
Fees and professional advisory	76	99	29	70	-
Depreciation of property, plant and equipment (Note 21.a)	891	886	802	84	-
Amortization of other assets	6	5	-	5	-
Oil and gas royalties	566	717	717	-	-
Spares and repairs	124	196	175	21	-
Geological and geophysical expenses	81	47	-	-	47
Abandoned and non-productive well write-downs	42	41	-	-	41
Transportation and freights	289	326	68	258	-
Construction contracts and other services	427	529	397	132	-
Fuel, gas, energy and other	66	55	47	8	-
Other operating costs and consumptions	184	138	79	54	5
Expense reimbursements	(45)	(31)	-	(31)	-
Total 2008		4,003	2,645	1,265	93
Total 2007	3,534		2,354	1,048	132

f) Information about ownership in subsidiaries and affiliates as of September 30, 2008

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	100.00	-	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Gas and Energy
EG3 Asfaltos S.A.	95.00	5.00	Refining and Distribution
EG3 Red S.A.	95.00	5.00	Refining and Distribution
Innova S.A. (Brasil)	0.01	99.99	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	100.00	Corporate
Petrobras Holding Austria AG (Austria)	100.00	-	Corporate
Petrobras Energía Internacional S.A.	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	100.00	Corporate
Petrobras Electricidad de Argentina S.A.	93.60	6.40	Gas and Energy
Petrobras Hispano Argentina S.A. (España)	100.00	-	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	100.00	-	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	51.00	13.55	Gas and Energy
World Energy Business S.A.	5.00	95.00	Gas and Energy
Electricidade Com S.A. (Brasil)	-	100.00	Gas and Energy
World Fund Financial Services (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Petrobras Energía Colombia (Gran Cayman)	-	100.00	Corporate
World Fund Financial Services (Gran Cayman)	-	100.00	Corporate
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	-	100.00	Corporate
Atalaya Energy S.R.L.	-	100.00	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	-	48.50	Gas and Energy
Edesur S.A.	-	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	-	27.65	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	60.00	-	Corporate
Petrobras Energía Perú S.A. (Perú)	-	60.08	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	60.00	Oil and Gas Exploration and Production
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	20.00	17.40	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	11.42	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Oil and Gas Exploration and Production
Propyme S.G.R	50.00	-	Corporate
Petrolera Entre Lomas S.A.	19.21	-	Oil and Gas Exploration and Production
Refinería del Norte S.A.	28.50	-	Refining and Distribution
Urugua-í S.A.	29.33	-	Gas and Energy
Petroven-Bras S.A.	29.20	4.04	Oil and Gas Exploration and Production
Petrokariña S.A.	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	36.00	-	Oil and Gas Exploration and Production
Petroritupano S.A.	22.00	-	Oil and Gas Exploration and Production
Other subsidiaries			
Ternoeléctrica José de San Martín S.A.	8.00	-	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	8.00	-	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of September 30, 2008

NAME	LOCATION	WORKING INTEREST	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa y Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa y Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2028
Río Neuquén	Neuquén y Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén y Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2026
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2017
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2017 / 2035
Sierra Chata (5)	Neuquén	45.55%	Petrobras Energía	2023
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera - Puesto Quiroga (5)	Chubut	35.67%	Tecpetrol	2017
El Tordillo (5)	Chubut	35.67%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	2033
Gobernardor Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Río Negro	17.90%	Petrolera Entre Lomas	2013
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	22.00%	PDVSA (4)	2025
Acema	Venezuela	33.24%	PDVSA (4)	2025
La Concepción	Venezuela	36.00%	PDVSA (4)	2025
Mata	Venezuela	34.49%	PDVSA (4)	2025
Lote X	Perú	60.08%	Petrobras Energía Perú	2024
Bloque 18 (3)	Ecuador	70.00%	Ecuadortlc	2022
Bloque 31 (3)	Ecuador	100.00%	Petrobras Energía Ecuador	2024
Tibu	Colombia	30.00%	Ecopetrol	-
Exploration				
Argentina				
Glencross	Santa Cruz	87.00%	Petrobras Energía	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2008
Parva Negra (5)	Neuquén	100.00%	Petrobras Energía	(1)
Cerro Manrique (2)	Rio Negro	50.00%	Petrobras Energía	-
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Plataforma Continental Argentina	25.00%	YPF	2023
Enarsa 3 (E3)	Plataforma Continental Argentina	35.00%	Petrobras Energía	2023
Chirete	Salta	100.00%	Petrobras Energía	2012
Hickmann	Salta	50.00%	Tecpetrol	2012
Rio Colorado	Salta	30.00%	Tecpetrol	2013
Foreign				
Lote 57	Perú	27.73%	Petrobras Energía Perú	2011
Lote 58	Perú	60.08%	Petrobras Energía Perú	2012
Lote 103	Perú	18.02%	Petrobras Energía Perú	2013
Lote 110	Perú	60.08%	Petrobras Energía Perú	2013
Lote 117	Perú	60.08%	Petrobras Energía Perú	2013

(1) The granting of the concession is under progress and the term will be 25 years from such granting.

(2) The granting of the exploration concession has not been yet obtained.

(3) See Note 5 - Operations in Ecuador.

(4) See Note 5 - Operations in Venezuela.

(5) See Note 5 - Changes in Oil and gas areas and participation in joint ventures in Argentina.

h) Combined joint-ventures and consortium assets and liabilities as of September 30, 2008 and December 31, 2007 and results for the nine-month periods ended September 30, 2008 and 2007

(Stated in millions of Argentine Pesos)

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/28/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney